UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Explanatory Note

Explanatory Note: “Adjustment in the Annex I of the first item: Information concerning the members nominated to the Board of Directors indicated by controlling shareholder”

Extraordinary General Meeting (EGM) th October 04 , 2018 Extraordinary General Meeting (EGM) th October 04 , 2018

INDEX Invitation 2 Notice of Meeting 3 Information to Vote by Distance Voting Form 5 Items to be discussed in the Extraordinary General Meeting (EGM): I. Election of the 2 members of Board of Directors indicated by controlling shareholder 8 Annex I – Information concerning the members nominated to the Board of Directors indicated by controlling shareholder 9 Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors 13 Annex I – Form - Administrator Registration 15 Annex II – Form – Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the 22 General Structure of Petrobras Annex III – Form – Independence Requirements 25 II. Amendment proposal of Petrobras’s ByLaws: 27 Annex I – Proposals of Petrobras’s ByLaws changes 29 Annex II – Proposals changes 59 III. Consolidation of Petrobras’s Bylaws to reflect the approved changes 61 Annex I – Petrobras’s Bylaws after changes 62 IV. Definition of the Remuneration of Petrobras Conglomerate Statutory Audit 92 Committee Members Annex I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 93 1 INDEX Invitation 2 Notice of Meeting 3 Information to Vote by Distance Voting Form 5 Items to be discussed in the Extraordinary General Meeting (EGM): I. Election of the 2 members of Board of Directors indicated by controlling shareholder 8 Annex I – Information concerning the members nominated to the Board of Directors indicated by controlling shareholder 9 Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors 13 Annex I – Form - Administrator Registration 15 Annex II – Form – Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the 22 General Structure of Petrobras Annex III – Form – Independence Requirements 25 II. Amendment proposal of Petrobras’s ByLaws: 27 Annex I – Proposals of Petrobras’s ByLaws changes 29 Annex II – Proposals changes 59 III. Consolidation of Petrobras’s Bylaws to reflect the approved changes 61 Annex I – Petrobras’s Bylaws after changes 62 IV. Definition of the Remuneration of Petrobras Conglomerate Statutory Audit 92 Committee Members Annex I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 93 1

INVITATION Date: October 04, 2018 Time: 3PM Address: Auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro Agenda items: Extraordinary General Meeting I. Election of 2 (two) members of the Board of Directors indicated by controlling shareholder. II. Amendment proposal of Petrobras’s ByLaws to change the articles 30 and 53, according proposal of Management filed at the CVM and Petrobras websites. III. Consolidation of Petrobras´s ByLaws to reflect the approved changes. IV. Definition of the Remuneration of Petrobras Conglomerate Statutory Audit Committee Members. 2 INVITATION Date: October 04, 2018 Time: 3PM Address: Auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro Agenda items: Extraordinary General Meeting I. Election of 2 (two) members of the Board of Directors indicated by controlling shareholder. II. Amendment proposal of Petrobras’s ByLaws to change the articles 30 and 53, according proposal of Management filed at the CVM and Petrobras websites. III. Consolidation of Petrobras´s ByLaws to reflect the approved changes. IV. Definition of the Remuneration of Petrobras Conglomerate Statutory Audit Committee Members. 2

EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Extraordinary General Meeting on October 04, 2018, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: I. Election of 2 (two) members of the Board of Directors indicated by controlling shareholder. II. Amendment proposal of Petrobras’s ByLaws to change the articles 30 and 53, according proposal of Management filed at the CVM and Petrobras websites. III. Consolidation of Petrobras´s ByLaws to reflect the approved changes. IV. Definition of the Remuneration of Petrobras Conglomerate Statutory Audit Committee Members The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Extraordinary General Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12- 11-1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976. Any person present at the meeting must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the 3 EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Extraordinary General Meeting on October 04, 2018, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: I. Election of 2 (two) members of the Board of Directors indicated by controlling shareholder. II. Amendment proposal of Petrobras’s ByLaws to change the articles 30 and 53, according proposal of Management filed at the CVM and Petrobras websites. III. Consolidation of Petrobras´s ByLaws to reflect the approved changes. IV. Definition of the Remuneration of Petrobras Conglomerate Statutory Audit Committee Members The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Extraordinary General Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12- 11-1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976. Any person present at the meeting must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the 3 registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Board of Directors are included in the Manual of the Meeting. All documents concerning the matters to be voted at the Extraordinary Shareholders Meeting will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM th Instruction No. 481, of December 17 , 2009. th Rio de Janeiro, August, 29 2018 Luiz Nelson Guedes de Carvalho Chairman of Board of Directors 4 registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Board of Directors are included in the Manual of the Meeting. All documents concerning the matters to be voted at the Extraordinary Shareholders Meeting will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM th Instruction No. 481, of December 17 , 2009. th Rio de Janeiro, August, 29 2018 Luiz Nelson Guedes de Carvalho Chairman of Board of Directors 4

DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards 3 said voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the 5 DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards 3 said voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the 5

Shareholders’ Meeting will be held, namely, until 09/27/2018 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book- Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: r valid photo ID and CPF number; r in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: r latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; r CNPJ; and 6 Shareholders’ Meeting will be held, namely, until 09/27/2018 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book- Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: r valid photo ID and CPF number; r in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: r latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; r CNPJ; and 6

r photo ID document of the legal proxy. (c) for investment funds: r last consolidated fund rules with CNPJ; r bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and r photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 09/27/2018 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 7 r photo ID document of the legal proxy. (c) for investment funds: r last consolidated fund rules with CNPJ; r bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and r photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 09/27/2018 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 7

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I ELECTION OF BOARD OF DIRECTORS MEMBERS Dear Shareholders, The election of Board of Directors members pursuant to the provisions in the Bylaws of the Company is required, in the light of the resignations of Mr. Pedro Pullen Parente and Mr. José Alberto de Paula Torres Lima, originally elected in the Extraordinary and General Shareholders Meeting held on 4/26/2018. The controlling shareholder nominates the following persons to join the Board of Directors: Mr. Ivan de Souza Monteiro and Mr. Durval José Soledade Santos. The instructions for the nomination of Board of Directors members are described in chapter Confirmation of the Requirements and Legal and Statutory Prohibitions required for the Nomination of Members of the Board of Directors of Petrobras of this Manual. Below is Exhibit I, which includes the information relating to the nominees for Board of Directors membership, in compliance with items 12.5 to 12.10 of the Reference Form (CVM Instruction 481, Article 10). rd Rio de Janeiro, September 3 . 2018. Ivan de Souza Monteiro CEO 8 EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM I ELECTION OF BOARD OF DIRECTORS MEMBERS Dear Shareholders, The election of Board of Directors members pursuant to the provisions in the Bylaws of the Company is required, in the light of the resignations of Mr. Pedro Pullen Parente and Mr. José Alberto de Paula Torres Lima, originally elected in the Extraordinary and General Shareholders Meeting held on 4/26/2018. The controlling shareholder nominates the following persons to join the Board of Directors: Mr. Ivan de Souza Monteiro and Mr. Durval José Soledade Santos. The instructions for the nomination of Board of Directors members are described in chapter Confirmation of the Requirements and Legal and Statutory Prohibitions required for the Nomination of Members of the Board of Directors of Petrobras of this Manual. Below is Exhibit I, which includes the information relating to the nominees for Board of Directors membership, in compliance with items 12.5 to 12.10 of the Reference Form (CVM Instruction 481, Article 10). rd Rio de Janeiro, September 3 . 2018. Ivan de Souza Monteiro CEO 8

PETROBRAS

EXHIBIT I

INFORMATION ABOUT THE CANDIDATES NOMINATED BY THE CONTROLLING SHAREHOLDER FOR MEMBERSHIP IN THE BOARD OF DIRECTORS OF PETROBRAS

Name	Date of Birth	Management Body	Term of Office
CPF (Tax Payer Registry)	Occupation	Elective office to occupy	No. of Consecutive Terms
Ivan de Souza Monteiro 667.444.077-91	11/15/1960 Electronics and Telecommunication Engineer	Board of Directors BD Member	until ASM 2020 1
Durval José Soledade Santos 263.032.307-25	12/13/1948 Attorney	Board of Directors BD Member	until ASM 2020 1

Executive resumes of nominees:

Ivan de Souza Monteiro - Mr. Ivan de Souza Monteiro is our CEO and an effective member of the Board of Directors since June 5, 2018. Previously, he held the position of Chief Financial and Investor Relations Officer since February 2015. His main professional experiences include: (i) Vice President for Financial Management and Investor Relations of Banco do Brasil (2009 to 2015), a public company in the banking industry, where he also held the positions of Executive Manager of the International Office, Commercial Superintendent, General Manager of branches in Portugal and New York, and Commercial Director; (ii) Member of the Board of Directors of the Banco do Brasil Employees Pension Fund (PREVI), a complementary pension fund entity; (iii) Member of the Board of Directors of Companhia Brasileira de Meios de Pagamento, a public company in the payment methods sector; (iv) Member of the Board of Directors of CPFL Energia S.A., a public company in the energy sector; (v) Member of the Board of Directors of Neoenergia, a public company in the energy sector; (vi) Member of the Board of Directors of Seguradora Brasileira de Crédito à Exportação (SBCE), an insurance company; (vii) Chair of the Oversight Board of Banco do Brasil AG (a Banco do Brasil subsidiary in Austria), a financial institution; (viii) Executive Vice President of BB Banco de Investimento, a financial

9

institution, (ix) Executive Vice President of BB ELO Cartões Participações S.A., a financial institution; (x) Executive Vice President of BB Leasing S.A. Arrendamento Mercatil, a financial institution; (xi) Executive Vice President Director of BB Administradora de Cartões S.A., (xii) Member of the Board of Directors of Banco Votorantim, a financial institution; (xiii) Member of the Board of Directors of BV Participações S.A., which acts as a holding company; (xiv) Member of the Board of Directors of BB Mapfre SH2 Participações, which operates in the property insurance sector; (xv) Member of the Board of Directors of Ultrapar Participações S.A., a public company that acts as a holding company; (xvi) Member of the Board of Directors of BB Seguridade S.A., a public company in the insurance industry; and (xvii) Member of the Board of Directors of Petrobras Gás S.A. (GASPETRO), an equity participation company that invests in natural gas distributors. Mr. Ivan Monteiro is a graduate in Electronics and Telecommunications Engineering and holds an Executive MBA in Finance and Management. Dependent Board Member according to the criteria defined in Decree no. 8,945/2016, Article 36, paragraph 1, in the Rules of B3’s State-Owned Enterprise Governance Program and in the Listing Regulations of Level 2 Corporate Governance. Note: As CEO, he was elected on 6/4/2018 and took office on 6/5/2018, with term of office until 3/26/2019. Durval José Soledade Santos – Graduate in Law from Universidade Federal Fluminense, holds an Executive MBA from COPPE/UFRJ and a Post-Graduate degree in Development Economics from PUC/BNDES and Business Law from Universidade Cândido Mendes. He worked at BNDES from 1973 to 2008, holding the offices of Chief of Staff of the President’s Office, Superintendent of the Management, Capital Markets and Special Operations areas, Legal Superintendent of BNDESPAR, among others. He was an Officer of the Securities and Exchange Commission of Brazil for two terms, in addition to General Superintendent of this agency. He worked in state government companies, holding several Officer positions. He was Member of the Board of Directors of various companies, such as Usiminas, Portinvest- 10 institution, (ix) Executive Vice President of BB ELO Cartões Participações S.A., a financial institution; (x) Executive Vice President of BB Leasing S.A. Arrendamento Mercatil, a financial institution; (xi) Executive Vice President Director of BB Administradora de Cartões S.A., (xii) Member of the Board of Directors of Banco Votorantim, a financial institution; (xiii) Member of the Board of Directors of BV Participações S.A., which acts as a holding company; (xiv) Member of the Board of Directors of BB Mapfre SH2 Participações, which operates in the property insurance sector; (xv) Member of the Board of Directors of Ultrapar Participações S.A., a public company that acts as a holding company; (xvi) Member of the Board of Directors of BB Seguridade S.A., a public company in the insurance industry; and (xvii) Member of the Board of Directors of Petrobras Gás S.A. (GASPETRO), an equity participation company that invests in natural gas distributors. Mr. Ivan Monteiro is a graduate in Electronics and Telecommunications Engineering and holds an Executive MBA in Finance and Management. Dependent Board Member according to the criteria defined in Decree no. 8,945/2016, Article 36, paragraph 1, in the Rules of B3’s State-Owned Enterprise Governance Program and in the Listing Regulations of Level 2 Corporate Governance. Note: As CEO, he was elected on 6/4/2018 and took office on 6/5/2018, with term of office until 3/26/2019. Durval José Soledade Santos – Graduate in Law from Universidade Federal Fluminense, holds an Executive MBA from COPPE/UFRJ and a Post-Graduate degree in Development Economics from PUC/BNDES and Business Law from Universidade Cândido Mendes. He worked at BNDES from 1973 to 2008, holding the offices of Chief of Staff of the President’s Office, Superintendent of the Management, Capital Markets and Special Operations areas, Legal Superintendent of BNDESPAR, among others. He was an Officer of the Securities and Exchange Commission of Brazil for two terms, in addition to General Superintendent of this agency. He worked in state government companies, holding several Officer positions. He was Member of the Board of Directors of various companies, such as Usiminas, Portinvest- 10

Participações S/A and Forjas Taurus S/A. From May 2016 to May 2018, he was a member of the Board of Directors of Petrobras, and currently participates in the Board of Directors of Petrobras Distribuidora (BR) and LOGZ – Logística Brasil S/A. Dependent Board Member according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945 / 2016, the Rules of Procedure of the Highlight Program on State Governance of B3 and the Listing Rules of Level 2 of Corporate Governance. The candidates nominated above: x Have not been subject in the last 5 years to criminal conviction, conviction in any administrative procedure by CVM, or final conviction, neither the judicial nor in the administrative sphere, which has suspended or impaired them from the practice of professional or commercial activity. x Do not have reportable marital, civil union or family relations pursuant to Reference Form item 12.9. x Do not have a relationship of subordination with related parties of the Company. The Committee on Nomination, Remuneration and Succession of the Board of Directors of Petrobras will confirm the nominees’ compliance to the requirements of the Policy on Nomination of Audit Committee, Board of Directors, and Executive Offices Members and Incumbents of the General Structure of Petrobras and Petrobras System Companies ( Nomination Policy”). Prior to holding this General Meeting, the minutes of the meeting of the Committee on Nomination, Remuneration and Succession of the Board of Directors of Petrobras that will evaluate these nominations will be available at the Company’s website (http://www.petrobras.com.br/ri) under Corporate Governance, Governance Bodies, Committees, Minutes , Committee on Nomination, Remuneration and Succession. Still in compliance with CVM Instructions 480/09 and 481/09, we report the attendance rate of the nominees at the meetings of the Board of Directors and the Advisory Committees to the Board of Directors, as applicable, that have occurred after they took office. x Board of Directors Meetings in the 2017 period: 11 Participações S/A and Forjas Taurus S/A. From May 2016 to May 2018, he was a member of the Board of Directors of Petrobras, and currently participates in the Board of Directors of Petrobras Distribuidora (BR) and LOGZ – Logística Brasil S/A. Dependent Board Member according to the criteria contained in article 36, paragraph 1 of Decree No. 8.945 / 2016, the Rules of Procedure of the Highlight Program on State Governance of B3 and the Listing Rules of Level 2 of Corporate Governance. The candidates nominated above: x Have not been subject in the last 5 years to criminal conviction, conviction in any administrative procedure by CVM, or final conviction, neither the judicial nor in the administrative sphere, which has suspended or impaired them from the practice of professional or commercial activity. x Do not have reportable marital, civil union or family relations pursuant to Reference Form item 12.9. x Do not have a relationship of subordination with related parties of the Company. The Committee on Nomination, Remuneration and Succession of the Board of Directors of Petrobras will confirm the nominees’ compliance to the requirements of the Policy on Nomination of Audit Committee, Board of Directors, and Executive Offices Members and Incumbents of the General Structure of Petrobras and Petrobras System Companies ( Nomination Policy”). Prior to holding this General Meeting, the minutes of the meeting of the Committee on Nomination, Remuneration and Succession of the Board of Directors of Petrobras that will evaluate these nominations will be available at the Company’s website (http://www.petrobras.com.br/ri) under Corporate Governance, Governance Bodies, Committees, Minutes , Committee on Nomination, Remuneration and Succession. Still in compliance with CVM Instructions 480/09 and 481/09, we report the attendance rate of the nominees at the meetings of the Board of Directors and the Advisory Committees to the Board of Directors, as applicable, that have occurred after they took office. x Board of Directors Meetings in the 2017 period: 11

Board of Directors member attendance rate in BD Member Total meetings held (1) meetings after taking office IVAN DE SOUZA MONTEIRO (*) 0 0 DURVAL JOSÉ SOLEDADE SANTOS (**) 46 91.30% (*) Mr. Ivan de Souza Monteiro was nominated as Board of Directors Member pursuant to Law no. 6,404/76, article 150, heading and article 25 of the Bylaws of Petrobras, in the Board of Directors meeting held on 6/4/2018 with term of office until the first General Shareholders Meeting of Petrobras. (**) Mr. Durval José Soledade Santos was nominated as Board of Directors Member pursuant to Law no. 6,404/76, article 150, heading and article 25 of the Bylaws of Petrobras, in the Board of Directors meeting held on 7/11/2018 with term of office until the first General Shareholders Meeting of Petrobras, and had already served as Board of Directors Member from 5/2/2016 to 5/21/2018. x Meetings of the Advisory Committees to the Board of Directors in the 2017 period: Statutory Audit Committee (CAE) (1XPEHURI&$ PHHWLQJV CAE member at 12/31/2017 DWWHQGDQHFHULQDW LQIURPWKH HVWLWXUHGDWHRILQY DURVAL JOSÉ SOLEDADE SANTOS Committee on Nomination, Remuneration and Succession (CIRS) 1XPEHURI&,56 PHHWLQJV CIRS member at 12/31/2017 DWWHQGDQHFHULQDW LQIURPWKH HVWLWXUHGDWHRILQY DURVAL JOSÉ SOLEDADE SANTOS (*) %RDUGRIHPEHUW'DXUYRRNDVVp6RO-RDGH6VFOQWR'LUHHG0WRUQPPDREHURIILV&FHH6,5 Minority Shareholders Committee (COMIN) 1XPEHURI&20,1 PHHWLQJV DWWHQGDQHFHULQDW COMIN member at 12/31/2017 LQIURPWKH HVWLWXUHGDWHRILQY DURVAL JOSÉ SOLEDADE SANTOS 12 Board of Directors member attendance rate in BD Member Total meetings held (1) meetings after taking office IVAN DE SOUZA MONTEIRO (*) 0 0 DURVAL JOSÉ SOLEDADE SANTOS (**) 46 91.30% (*) Mr. Ivan de Souza Monteiro was nominated as Board of Directors Member pursuant to Law no. 6,404/76, article 150, heading and article 25 of the Bylaws of Petrobras, in the Board of Directors meeting held on 6/4/2018 with term of office until the first General Shareholders Meeting of Petrobras. (**) Mr. Durval José Soledade Santos was nominated as Board of Directors Member pursuant to Law no. 6,404/76, article 150, heading and article 25 of the Bylaws of Petrobras, in the Board of Directors meeting held on 7/11/2018 with term of office until the first General Shareholders Meeting of Petrobras, and had already served as Board of Directors Member from 5/2/2016 to 5/21/2018. x Meetings of the Advisory Committees to the Board of Directors in the 2017 period: Statutory Audit Committee (CAE) (1XPEHURI&$ PHHWLQJV CAE member at 12/31/2017 DWWHQGDQHFHULQDW LQIURPWKH HVWLWXUHGDWHRILQY DURVAL JOSÉ SOLEDADE SANTOS Committee on Nomination, Remuneration and Succession (CIRS) 1XPEHURI&,56 PHHWLQJV CIRS member at 12/31/2017 DWWHQGDQHFHULQDW LQIURPWKH HVWLWXUHGDWHRILQY DURVAL JOSÉ SOLEDADE SANTOS (*) %RDUGRIHPEHUW'DXUYRRNDVVp6RO-RDGH6VFOQWR'LUHHG0WRUQPPDREHURIILV&FHH6,5 Minority Shareholders Committee (COMIN) 1XPEHURI&20,1 PHHWLQJV DWWHQGDQHFHULQDW COMIN member at 12/31/2017 LQIURPWKH HVWLWXUHGDWHRILQY DURVAL JOSÉ SOLEDADE SANTOS 12

VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Articles of Incorporation and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Articles of Incorporation, appointments of candidates must be made within 16 (sixteen) business days prior to the date of the Extraordinary General Meeting, that is, until 09/12/2018, upon delivery of the Forms, as set out in the Exhibits, duly completed, as well as attached documentation listed therein, in order to attest to the fulfillment of the requirements. The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the Nomination, Compensation and Succession Committee ( CIRS ), amended in compliance with art. 64, paragraph 1 of Decree 8,945/2016, will analyze the information provided by the nominee, according to Form and supporting documentation, advising shareholders on compliance with the requirements and non-occurrence of the prohibitions established in Law 6,404/76, Law 13,303/16, Decree No. 8,945/16, Petrobras’ Articles of Incorporation and Nomination Policy. Exceptionally, the statements made by the shareholders at a later date than 16 (sixteen) business days, and that do not have time for analysis by the CIRS, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8,945/16. 13 VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Articles of Incorporation and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of SEC Instruction No. 481 of December 17, 2009, recently amended by SEC Instruction No. 594/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Articles of Incorporation, appointments of candidates must be made within 16 (sixteen) business days prior to the date of the Extraordinary General Meeting, that is, until 09/12/2018, upon delivery of the Forms, as set out in the Exhibits, duly completed, as well as attached documentation listed therein, in order to attest to the fulfillment of the requirements. The information should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the Nomination, Compensation and Succession Committee ( CIRS ), amended in compliance with art. 64, paragraph 1 of Decree 8,945/2016, will analyze the information provided by the nominee, according to Form and supporting documentation, advising shareholders on compliance with the requirements and non-occurrence of the prohibitions established in Law 6,404/76, Law 13,303/16, Decree No. 8,945/16, Petrobras’ Articles of Incorporation and Nomination Policy. Exceptionally, the statements made by the shareholders at a later date than 16 (sixteen) business days, and that do not have time for analysis by the CIRS, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8,945/16. 13

In the event of an analysis of the requirements by the Secretariat of the Assembly, the candidate's taking office shall be conditioned to the analysis of the additional requirements set forth in Exhibit II by the CIRS and to the recommendation of approval by said Committee, as provided for in item 4.1.7.3.1 of the Petrobras Nomination Policy. Still under term of item 4.1.7.3.2 of the Nomination Policy, if the CIRS does not recommend the approval of the candidate whose requirements analysis was performed in accordance with item 4.1.7.3, the position will remain unfilled and a new general meeting will be convened for filling the position. Exhibit I: Form - Administrator Register - Executive Officer or Board of Directors of the Ministry of Planning, Development and Management Exhibit II: Form - Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras Exhibit III: Form - Independence Requirements 14 In the event of an analysis of the requirements by the Secretariat of the Assembly, the candidate's taking office shall be conditioned to the analysis of the additional requirements set forth in Exhibit II by the CIRS and to the recommendation of approval by said Committee, as provided for in item 4.1.7.3.1 of the Petrobras Nomination Policy. Still under term of item 4.1.7.3.2 of the Nomination Policy, if the CIRS does not recommend the approval of the candidate whose requirements analysis was performed in accordance with item 4.1.7.3, the position will remain unfilled and a new general meeting will be convened for filling the position. Exhibit I: Form - Administrator Register - Executive Officer or Board of Directors of the Ministry of Planning, Development and Management Exhibit II: Form - Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras Exhibit III: Form - Independence Requirements 14

EXHIBIT I MINISTRY OF PLANNING, DEVELOPMENT AND MANAGEMENT Secretariat of Coordination and Governance of State-Owned Companies ADMINISTRATOR REGISTER ± Executive Officer or Board of Directors Compliance with Law 13,303, of June 30, 2016, and with Decree 8,945, of December 27, 2016. Verification of legal and statutory requirements and prohibitions required to appoint an administrator (executive officer or board of directors) of a state-owned company with a gross operating revenue equal to or greater than BRL 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 3. Gender: ( ) M ( ) F 4. Permanent Duty: 5. Function held in commission: 6. Code of position: 7. Business Phone: 8. Personal phone number: 9. Business e-mail: 10. Personal e-mail: 11. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 12. Company to which it was indicated: 13. Sector of activity of the company *: *Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services. B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 15. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 16. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16) 15 EXHIBIT I MINISTRY OF PLANNING, DEVELOPMENT AND MANAGEMENT Secretariat of Coordination and Governance of State-Owned Companies ADMINISTRATOR REGISTER ± Executive Officer or Board of Directors Compliance with Law 13,303, of June 30, 2016, and with Decree 8,945, of December 27, 2016. Verification of legal and statutory requirements and prohibitions required to appoint an administrator (executive officer or board of directors) of a state-owned company with a gross operating revenue equal to or greater than BRL 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 3. Gender: ( ) M ( ) F 4. Permanent Duty: 5. Function held in commission: 6. Code of position: 7. Business Phone: 8. Personal phone number: 9. Business e-mail: 10. Personal e-mail: 11. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 12. Company to which it was indicated: 13. Sector of activity of the company *: *Examples: financial, ownership interest, petroleum, energy, infrastructure, communication, supply, health, research, information technology, industry or services. B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 14. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 15. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 16. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16) 15

( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated ( ) 04 years in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company ( ) 04 years in a position equivalent to DAS-4 or higher in legal persons of public law ( ) 04 years as a professor or researcher, of a university level, in the area of action of the state-owned company ( ) 04 years as an independent professional in the area of activity of the state-owned company 17. Of the items indicated in item 16, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 18. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16: Art. 28. The administrators of state-owned companies should meet the following mandatory requirements: (...) II - have a well-known knowledge compatible with the position for which you have been appointed? 19. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * Indicate only the main one. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils. 20. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 21. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, 17 and 19, according to item D. C. IRREPROACHABLE CONDUCT AND PROHIBITIONS Doe 1. Decree 8,945/16, art. 29, items I to XI s it fit? ( ) I - is the representative of the regulatory body to which the state-owned company is subject? Yes ( ) No ( ) II - is a Minister of State, State Secretary or Municipal Secretary? Yes ( ) No ( ) III - holds at-will appointment in the federal public administration, directly or indirectly, without a Yes permanent relationship with the public service? (applies to a retired public servant or employee who holds ( ) a direct or indirect federal public administration at-will appointment) No ( ) IV - is a statutory officer of a political party, even if a licensed one? Yes ( ) 16 ( ) 10 years in the area of activity of the state-owned company or in an area related to the position for which you were indicated ( ) 04 years in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company ( ) 04 years in a position equivalent to DAS-4 or higher in legal persons of public law ( ) 04 years as a professor or researcher, of a university level, in the area of action of the state-owned company ( ) 04 years as an independent professional in the area of activity of the state-owned company 17. Of the items indicated in item 16, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 18. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16: Art. 28. The administrators of state-owned companies should meet the following mandatory requirements: (...) II - have a well-known knowledge compatible with the position for which you have been appointed? 19. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * Indicate only the main one. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils. 20. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 21. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No This register must be signed and initialed on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 15, 17 and 19, according to item D. C. IRREPROACHABLE CONDUCT AND PROHIBITIONS Doe 1. Decree 8,945/16, art. 29, items I to XI s it fit? ( ) I - is the representative of the regulatory body to which the state-owned company is subject? Yes ( ) No ( ) II - is a Minister of State, State Secretary or Municipal Secretary? Yes ( ) No ( ) III - holds at-will appointment in the federal public administration, directly or indirectly, without a Yes permanent relationship with the public service? (applies to a retired public servant or employee who holds ( ) a direct or indirect federal public administration at-will appointment) No ( ) IV - is a statutory officer of a political party, even if a licensed one? Yes ( ) 16

PETROBRAS

	No
IV - holds a mandate in the Legislature of any federative body, even if a licensed one?	( ) Yes ( ) No
V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV?	( ) Yes ( ) No
VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure?	( ) Yes ( ) No
VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign?	( ) Yes ( ) No
VIII - is a person holding a position in trade union organization?	( ) Yes ( ) No
IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment?	( ) Yes ( ) No
X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself?	( ) Yes ( ) No
2. Supplementary Law no 64/1990, art. 1-I: Clean record	**Does it fit?**
a) is a person that can not take voter's title, or is illiterate;	( ) Yes ( ) No
b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature;	( ) Yes ( ) No
c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected?	( ) Yes ( ) No
d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years?	( ) Yes ( ) No
e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band;	( ) Yes ( ) No

17

PETROBRAS

f) was declared unworthy of officership, or incompatible for a period of eight (8) years;	( ) Yes ( ) No
g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition?	( ) Yes ( ) No
h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years?	( ) Yes ( ) No
i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree?	( ) Yes ( ) No
j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election?	( ) Yes ( ) No
k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature?	( ) Yes ( ) No
l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence?	( ) Yes ( ) No
m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary?	( ) Yes ( ) No
n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud?	( ) Yes ( ) No
o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary?	( ) Yes ( ) No
p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision?	( ) Yes ( ) No
q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years?	( ) Yes ( ) No
3. Law 6,404/76, art. 147: Corporate Law	**Does it fit?**
§ 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even	( ) Yes ( )

18

PETROBRAS

temporarily, access to public offices?	No
§ 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search	( ) Yes ( ) No
§ 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees?	( ) Yes ( ) No
§ 3 (...): II - has conflicting interests with the company?	( ) Yes ( ) No
4. Law 12,813/13, art. 5 and 6: Conflict of interest	**Does it fit?**
Art. 5 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch:	
I - discloses or makes use of privileged information for personal gain or of a third party, obtained by virtue of the activities performed?	( ) Yes ( ) No
II - exercises activity involving the provision of services or maintaining business relationship with individuals or entities that have an interest in the decision of public official or collegiate in which he/she participates?	( ) Yes ( ) No
III - exercises, directly or indirectly, an activity that, given its nature, is incompatible with the duties of the position or employment, considering as such, including the activities carried out in areas or related matters?	( ) Yes ( ) No
IV - acts, albeit informally, as attorney, consultant, advisor or intermediary of private interests in the bodies and entities of the direct or indirect public administration of any of the powers of the Union, of the States, of the Federal District and the Municipalities?	( ) Yes ( ) No
V - practices any act for the benefit of interests of legal entities in which the public agent participates, or his/her spouse, partner or relatives by blood or the like, straight or collateral line, to the third degree, and can be benefited by it or influence in its acts of management?	( ) Yes ( ) No
VI - receives gifts from those interested in the decision of public officials or collegiate body in which he/she participates outside the limits and conditions established by regulation?	( ) Yes ( ) No
VII - provides services, although eventually, to the company whose activity is controlled, monitored or regulated by the entity to which the public agent is linked?	( ) Yes ( ) No
Art. 6 The following constitute a conflict of interests in the exercise of office or employment within the scope of the Federal Executive Branch:	
I - discloses or makes use of privileged information obtained by virtue of the activities performed?	( ) Yes ( ) No
II - in the period of six (6) months, counting from the date of waiver, discharge, dismissal or retirement, unless expressly authorized, as the case may be, by the Public Ethics Commission or by the Office of the Federal Controller General:	
a) has provided, directly or indirectly, any type of service to the individual or legal entity with whom it has established a relevant relationship due to the exercise of the position or employment?	( ) Yes ( ) No
b) accepted the position of administrator or counselor or establish professional relationship with a natural	( )

19

PETROBRAS

or legal person that performs activity related to the area of activity of the position or employment held?	Yes ( ) No
c) has entered into contracts of service, advisory or similar activities with agencies or entities of the Federal Executive Branch, which are indirectly linked to the body or entity in which they hold the position or employment?	( ) Yes ( ) No
d) intervened, directly or indirectly, in favor of private interest before an organ or entity in which he or she has held a position or job or with which he/she has established a relevant relationship due to the exercise of his/her position or employment?	( ) Yes ( ) No
5. Articles of Incorporation and Accounting Court: Does it fit?	
a) does it fit into any prevention provided for in the company's articles of incorporation?	( ) Yes ( ) No
b) does it fit the list of disqualified by the Accounting Court?* * Accounting Court website, in the Services and Inquiries link - Irregular and Disqualified	( ) Yes ( ) No

D. DOCUMENTS ATTACHED:

The person indicated is aware of the need to attach to this statement the respective documents that attest to compliance with items **15, 17 and 19** of this form, namely:

Item	Means of verification
15 – Academic studies more associated to the position of Management Advisor of the company for which it was indicated.	• Copy of the graduation diploma (front and back); • Copy of the postgraduate diploma (front and back).
17 – Experience more associated to the position of company manager for which it was indicated.	
a) 10-year experience in the area of activity of the state-owned company or in an area related to the position for which you were indicated	• Act of appointment and discharge, if any; • Statement of the company/agency; • Registration in work card.
b) 4-year experience in a management position (board of directors, executive office or audit committee) or top management (two hierarchical higher non-statutory levels of the company) in a large size company or object similar to that of the state-owned company	• Act of appointment and discharge, if any; • Statement of the company/agency; • Registration in work card.
c) Minimum 4 year experience of 04 years in position equivalent to DAS-4 or higher in the public sector	• Act of appointment and discharge;
d) Minimum 4 year experience as a professor or researcher, of a university level, in the area of action of the state-owned company	• Registration in work card; • Declaration of the institution.
e) Minimum 4 year experience as an independent professional in the area of activity of the state-owned company	• Declaration of Regional Board; • Declaration of service providers; • Declaration of Counterparts.
19 - Significant knowledge compatible with the position for which you have been appointed. Examples: a) any Masters or PhD; b) academic publications; c) experience accumulated in councils.	• Copy of the diploma (front and back); • Act of appointment and discharge, if any; • Registration in work card; • Statement of the company/agency;

20

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee. Place and Date Signature of the Nominee SEST/MP: updated on 02/23/2017. 21 Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee. Place and Date Signature of the Nominee SEST/MP: updated on 02/23/2017. 21

PETROBRAS

EXHIBIT II

FORM

Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Board of Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras

INFORMATION OF THE POSITION INTENDED		
POSITION INTENDED:		
COMPANY:		
ASSIGNMENT OF POSITION:		
STATUTORY MANDATE☐	MANAGEMENT FUNCTION☐	OTHERS☐

CANDIDATE INFORMATION	
NAME:	Enrollment number:
CPF:	
Marital Status:	
ID no:	Date of issue/Issuing agency:
Date of birth:	Natural of (City/State):
Father's name:	
Mother's name:	
Responsible for appointment[1]:	
Care of[2]:	

[1] Field for the use of Petrobras nominees.
[2] Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information.

22

PETROBRAS

Additional Integrity Requirements	
I) Clean record - CPF	
Has a CPF with "Null" status in the Federal Revenue database	( ) Yes ( ) No
II) Business Participation	
Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras' register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	( ) Yes ( ) No
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	( ) Yes ( ) No
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form	
Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	( ) Yes ( ) No
Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations related in the last 3 (three) years, when applicable.	( ) Yes ( ) No
IV) Audit Highlights:	
Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	( ) Yes ( ) No
V) Commercial and financial issues:	
It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	( ) Yes ( ) No
It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	( ) Yes ( ) No

23

PETROBRAS

VI) Judicial and/or administrative proceedings:	
Was convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.	( ) Yes ( ) No
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, since related to the activity to be performed.	( ) Yes ( ) No
Has been fined in a final decision in the scope of external control, regulation and control organs in the last 5 years.	( ) Yes ( ) No
VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras	
Currently holds 3 or more positions on Boards of Directors or Tax Boards of Petrobras (a) subsidiaries, controlled and affiliated companies[(a)]? Indicate the companies and if any is in liquidation:	( ) Yes ( ) No
Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras' subsidiaries, controlled and affiliated companies[(a)]?	( ) Yes ( ) No

[(a)] Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Attached documents to prove the additional requirements:	
Requirements	**Means of verification**
Commercial and financial issues and Legal and/or Administrative Proceedings	• Clearance certificates from the securities and distribution offices of your domicile in the last 5 (five) years • Clearance certificate, or liability certificate with clearance effects, federal, state, and municipal certificates of your domicile within the last 5 (five) years
Identification documents	• Copy of CPF and ID card • Copy of Marriage Certificate

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate,

true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee.

____________________ ______________________________

Place and date Signature of the Nominee

24

PETROBRAS

EXHIBIT III

Declaration of independence

(Article 36, § 1 of Decree No. 8,945/16, Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance)

In compliance with the provisions of Instruction No. 480 of December 7, 2009 and subsequent amendments by the Securities and Exchange Commission, we ask you to fill in the following questions:

I - do you have or had, in the last 3 (three) years, a relationship with Petrobras or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its share capital?

( ) yes ( ) no

II - are you a spouse or a consanguineous relative or by adoption, up to the third degree, of the head of the Executive Branch, Minister of State, Federal Controller Secretary, Secretary of State, of the Federal District or Municipality or administrator of Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

III – do you maintain or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the persons mentioned in item II above, that may compromise its independence? (persons associated to public educational and/or research institutions are excluded from this restriction)

( ) yes ( ) no

IV - are you, or have you been, in the last three years, employee or Executive Officer of Petrobras, of its Controlling Shareholder or its subsidiaries or affiliates?

( ) yes ( ) no

V - are you a supplier or buyer, direct or indirect, of services or products of Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

VI - are you an employee or manager of a company or entity that offers or demands services or products to Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

VII - do you receive any other remuneration from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Director, except for the remuneration resulting from participation in the company's capital?

( ) yes ( ) no

25

PETROBRAS

STATEMENT

I hereby state that:

(__) YES I am an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance

(__) NO I am not an Independent Director, in accordance with the criteria listed above and set forth in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Procedure of the State Governance Highlights Program of B3 and of the Level 2 Regulation of Corporate Governance

[city], [day] [month] , 2018.

[SIGNATURE]

[FULL NAME]
[POSITION]

26

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM II PROPOSED AMENDMENT OF THE BYLAWS OF PETROBRAS On 6/30/2016, Law no. 13,303 was enacted, governing the legal status of government-owned companies and publicly-held companies and their subsidiaries in the framework of the Federal Government, States, the Federal District and Municipalities. On 12/27/2016, Decree no. 8,945/16 was enacted, regulating Law no. 13,303/16 and detailing several of the latter’s provisions related to the governance of state-owned enterprises, which demands new amendments to the Bylaws. Similarly to Law no. 13,303/16, Article 24, Decree no. 8,945/16, Article 38 orders state-owned enterprises to have a Statutory Audit Committee ( CAE ) as an advisory body to the Board of Directors, if any, or to its parent company, in case said Board of Directors does not exist. In turn, article 14 of the aforementioned Decree provides for the possibility that controlled companies share the costs and structures of their parent companies, avoiding the unnecessary replication of structures in companies whose size or complexity do not justify segregation. To this effect, the Board of Directors of Petrobras approved on 6/26/2018 the creation of a structure within Petrobras, called Conglomerate CAE, to meet the requirements of Law no. 13,303/16, Article 24 and Decree no. 8,945/16, Article 38 in the Conglomerate companies that do not have a Local CAE, namely: (i) 5283 Participações S.A.; (ii) Baixada Santista Energia S.A. – BSE; (iii) Breitener Energética S.A.; (iv) Breitener Tambaqui S.A.; (v) Breitener Jaraqui S.A.; (vi) Petrobras Negócios Eletrônicos S.A. - E-PETRO; (vii) Liquigás Distribuidora S.A. – LIQUIGÁS; (viii) Petrobras Logística de Gás S.A. - LOGIGÁS; (ix) Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.; (x) Petrobras Biocombustível S.A. – PBIO; (xi) Petrobras Logistica de Exploração e Produção S.A. - PB-LOG; (xii) Petrobras Comercializadora de Energia Ltda. – PBEN; (xiii) Termocaé Comercializadora de Energia S.A. – TMC; (xiv) Termomacaé S.A.; (xv) Araucária Nitrogenados S.A. – ANSA; (xvi) PDET Offshore S.A.; (xvii) Termobahia S.A., e (xviii) Transportadora Associada de Gás S.A. – TAG. The companies Petrobras Distribuidora, Stratura Asfaltos, Gaspetro, GásBrasiliano, TBG and Transpetro will have Local CAEs. 27 EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM II PROPOSED AMENDMENT OF THE BYLAWS OF PETROBRAS On 6/30/2016, Law no. 13,303 was enacted, governing the legal status of government-owned companies and publicly-held companies and their subsidiaries in the framework of the Federal Government, States, the Federal District and Municipalities. On 12/27/2016, Decree no. 8,945/16 was enacted, regulating Law no. 13,303/16 and detailing several of the latter’s provisions related to the governance of state-owned enterprises, which demands new amendments to the Bylaws. Similarly to Law no. 13,303/16, Article 24, Decree no. 8,945/16, Article 38 orders state-owned enterprises to have a Statutory Audit Committee ( CAE ) as an advisory body to the Board of Directors, if any, or to its parent company, in case said Board of Directors does not exist. In turn, article 14 of the aforementioned Decree provides for the possibility that controlled companies share the costs and structures of their parent companies, avoiding the unnecessary replication of structures in companies whose size or complexity do not justify segregation. To this effect, the Board of Directors of Petrobras approved on 6/26/2018 the creation of a structure within Petrobras, called Conglomerate CAE, to meet the requirements of Law no. 13,303/16, Article 24 and Decree no. 8,945/16, Article 38 in the Conglomerate companies that do not have a Local CAE, namely: (i) 5283 Participações S.A.; (ii) Baixada Santista Energia S.A. – BSE; (iii) Breitener Energética S.A.; (iv) Breitener Tambaqui S.A.; (v) Breitener Jaraqui S.A.; (vi) Petrobras Negócios Eletrônicos S.A. - E-PETRO; (vii) Liquigás Distribuidora S.A. – LIQUIGÁS; (viii) Petrobras Logística de Gás S.A. - LOGIGÁS; (ix) Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.; (x) Petrobras Biocombustível S.A. – PBIO; (xi) Petrobras Logistica de Exploração e Produção S.A. - PB-LOG; (xii) Petrobras Comercializadora de Energia Ltda. – PBEN; (xiii) Termocaé Comercializadora de Energia S.A. – TMC; (xiv) Termomacaé S.A.; (xv) Araucária Nitrogenados S.A. – ANSA; (xvi) PDET Offshore S.A.; (xvii) Termobahia S.A., e (xviii) Transportadora Associada de Gás S.A. – TAG. The companies Petrobras Distribuidora, Stratura Asfaltos, Gaspetro, GásBrasiliano, TBG and Transpetro will have Local CAEs. 27

As a consequence of the creation of CAE Conglomerate, it is necessary to amend the Bylaws of Petrobras. Thus, whereas the amendment of the Bylaws is a subject under the authority of the General Shareholders Meeting, the proposal is therefore submitted for consideration by the General Meeting, as per the copy of the Bylaws attached herein, containing, in highlight, the proposed amendments, to the effect of: (i) Amending Article 30, paragraph 1 to provide for the CAE Conglomerate concept, in compliance with Law no. 13,303/16, Article 24 and Decree no. 8,945/16, Articles 38 and 14, increasing the number of advisory committees to the Board of Directors from 6 to 7. Attached: copy of Bylaws containing, in highlight, the proposed changes and the comparative table with the proposals for the amendment of the Bylaws and their justifications. rd Rio de Janeiro, September 3 . 2018. Ivan de Souza Monteiro CEO 28 As a consequence of the creation of CAE Conglomerate, it is necessary to amend the Bylaws of Petrobras. Thus, whereas the amendment of the Bylaws is a subject under the authority of the General Shareholders Meeting, the proposal is therefore submitted for consideration by the General Meeting, as per the copy of the Bylaws attached herein, containing, in highlight, the proposed amendments, to the effect of: (i) Amending Article 30, paragraph 1 to provide for the CAE Conglomerate concept, in compliance with Law no. 13,303/16, Article 24 and Decree no. 8,945/16, Articles 38 and 14, increasing the number of advisory committees to the Board of Directors from 6 to 7. Attached: copy of Bylaws containing, in highlight, the proposed changes and the comparative table with the proposals for the amendment of the Bylaws and their justifications. rd Rio de Janeiro, September 3 . 2018. Ivan de Souza Monteiro CEO 28

DVO%\Z SGDWH8GHLQ*DROGHUHHKDUUHKO6OGRQQQKV¶0JHHWL 29 DVO%\Z SGDWH8G HLQ*DROGHUHHKDUU HKO6OGRQQQKV¶0JHHWL 29

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 30 BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 30

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5- In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company's management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 31 §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5- In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company's management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 31

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. 32 §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. 32

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. 33 Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. 33

Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, 34 Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, 34 whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. 35 whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. 35

Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; 36 Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; 36

IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of 37 IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of 37 the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. 38 the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. 38

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. 39 Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. 39

§2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6- The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813, of May 16, 2013. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; 40 §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6- The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813, of May 16, 2013. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; 40

III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; 41 III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; 41

XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; 42 XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; 42

IX- Corporate Governance Policy and Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- omissive cases of these Bylaws. §1 - The Board of Directors shall have 7 6 (seven six) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Petrobras Conglomerate Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors. §2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. 43 IX- Corporate Governance Policy and Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- omissive cases of these Bylaws. §1 - The Board of Directors shall have 7 6 (seven six) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Petrobras Conglomerate Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors. §2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. 43

§ 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the 44 § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the 44 technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the result of the performance of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; 45 technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the result of the performance of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; 45

d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. 46 d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. 46

§3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: 47 §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: 47

I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. §5- To the Executive Officer for Finance and Investor Relations: I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors. §6 -To the Executive Officer of Corporate Affairs: I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property; 48 I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. §5- To the Executive Officer for Finance and Investor Relations: I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors. §6 -To the Executive Officer of Corporate Affairs: I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property; 48

VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment; VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors. §7-To the Executive Officer for Governance and Compliance: I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors. §8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company's performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision; 49 VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment; VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors. §7-To the Executive Officer for Governance and Compliance: I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors. §8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company's performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision; 49

c) indicates the respective responsible parties; d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria. §9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; 50 c) indicates the respective responsible parties; d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria. §9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; 50

II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. 51 II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. 51

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. 52 §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. 52

§2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. 53 §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. 53

Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend ofpayments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. 54 Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend ofpayments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. 54

§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation 55 §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation 55

Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized 56 Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized 56 company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company's participation in the special segment of B3 denominated New Market (“New Market ) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. 57 company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company's participation in the special segment of B3 denominated New Market (“New Market ) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. 57

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 58 §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 58

ANNEX II Table comparing the proposed amendments to the Bylaws ANNEX II Table comparing the proposed amendments to the Bylaws

PETROBRAS

Comparative table		
Previous version	**Proposed version**	**Rationale:**
Art.30- (...) **§1°** - The Board of Directors shall have 6 (six) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee.. (...)	**Art.30-** (...) **§1°-** The Board of Directors shall have 7 ~~6~~ (seven ~~six~~) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Petrobras Conglomerate Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee.. (...)	Adaptation to include the CAE Conglomerate, in compliance with art. 24 of Law 13303/16 and to arts. 38 and 14 of Decree No. 8.945 / 16.
Art. 53 – (...) **§1°-** Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend ofpayments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions.	**Art. 53 – (...)** **§1°-** Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend ~~of~~payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions.	Mere wording adjustment

60

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM III RESTATEMENT OF THE BYLAWS TO REFLECT THE AMENDMENTS APPROVED If the Extraordinary General Meeting approves the amendments proposed in item II of the agenda, it is also submitted to the same Meeting the approval of the restatement of the Bylaws to reflect to amendments approved. Attached: copy of the Bylaws incorporation amendments proposed in item II of the Notice. rd Rio de Janeiro, September 3 2018. Ivan de Souza Monteiro CEO 61 EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM III RESTATEMENT OF THE BYLAWS TO REFLECT THE AMENDMENTS APPROVED If the Extraordinary General Meeting approves the amendments proposed in item II of the agenda, it is also submitted to the same Meeting the approval of the restatement of the Bylaws to reflect to amendments approved. Attached: copy of the Bylaws incorporation amendments proposed in item II of the Notice. rd Rio de Janeiro, September 3 2018. Ivan de Souza Monteiro CEO 61

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BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 63 BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. 63

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5- In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company's management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 64 §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5- In the event of paragraphs 3 and 4 above, the Financial Committee and the Minority Committee, exercising their advisory role to the Board of Directors, shall evaluate and measure, based on such technical-economic evaluation criteria for investment projects and for specific operating costs/results practiced by the Company's management, if such obligations and liabilities to be assumed are different from those of any other private sector company operating in the same market. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. 64

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. 65 §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. 65

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. 66 Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investments applied to activities linked to its purpose. 66

Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, 67 Art. 16- The rules of governance of Petrobras, as well as common corporate rules set by Petrobras, by means of guidance of technical, administrative, accounting, financial and legal nature, fully apply to all of its wholly-owned subsidiaries and controlled societies, and to the extent possible, affiliated companies, pursuant to the deliberations of the management bodies of each company and the strategic plan approved by the Board of Directors of Petrobras. Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed in the manner of the caption of this article may be re-elected at most 3 (three) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, 67 whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. 68 whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §7 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §8– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §9– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §10– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §11– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Preferred shares who collectively represent at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are entitled to elect and dismiss 1 (one) member of the Board of Directors, in a separate voting from the General Meeting. III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Planning, Development and Management is guaranteed the right to nominate one member of the Board of Directors. 68

Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; 69 Art. 20- The Executive Office shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and seven (7) Executive Officers, elected by the Board of Directors, among Brazilians resident in the country, with unified term of office which may be no greater than 2 (two) years, whereas at most 3 (three) consecutive reelections allowed, and may be removed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; 69

IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of 70 IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The nominee to the office post shall not have any form of conflict of interest with the Company. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements shall be analyzed by the Committee on Nomination, Remuneration and Succession, within 8 (eight) business days from the delivery of information by the candidate or the party who nominates such candidate, whereas such a term may be extended by a further 8 (eight) days at the request of the Committee. In the event of an objectively proven reason, the period of analysis may be suspended by a formal act of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The Committee on Nomination, Remuneration and Succession may request from the nominee to the post to attend an interview for clarification on the requirements of this article, whereas the acceptance of the invitation shall obey the will of the nominee. Art. 22- The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of 70 the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. 71 the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company. Art. 23- The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving companies in which they hold interest of more than 10% (ten percent ), or have held administration positions in a period immediately prior to the investiture in the Company. §1- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §2- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be appointed by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. 71

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. 72 Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. 72

§2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6- The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813, of May 16, 2013. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; 73 §2- During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied. §3- The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6- The beginning of the payment of such compensatory remuneration shall be preceded by a formal consultation with the Ethics Committee of the Presidency of the Republic, pursuant to article 8 of Law Nº 12,813, of May 16, 2013. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investments, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; 73

III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; 74 III- inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the Committee on Nominations, Remuneration and Succession, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- approving, annually, the value above which the acts, contracts or operations, although of competence of the Executive Office or its members, shall be subject to the approval of the Board of Directors; VI- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; VIII- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members; IX- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; X- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XI- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation; XII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIII- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XIV- formally making statements in such public offering for the sale of equity shares issued by the Company; 74

XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; 75 XV- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- Basic Plan of Organization and its amendments, respecting the burden of each member of the Executive Office, as established in article 36 of these Bylaws; II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; 75

IX- Corporate Governance Policy and Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- omissive cases of these Bylaws. §1 - The Board of Directors shall have 7 (seven) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Petrobras Conglomerate Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors. §2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. 76 IX- Corporate Governance Policy and Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- omissive cases of these Bylaws. §1 - The Board of Directors shall have 7 (seven) advisory committees with specific powers of analysis and recommendation on certain matters, linked directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Petrobras Conglomerate Audit Committee; Health Committee, Safety and Environment Committee; Nominating, Compensation and Succession Committee; and Minority Shareholders Committee. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-The composition and rules of operation of the Committees shall be disciplined in regiments to be approved by the Board of Directors, and the CEO, Executive Directors and employees are forbidden from participating, whether as a member or as a permanent guest of these committees, except, in the latter case, the holders of the organizational units directly linked to the Board of Directors. §2 - The Nomination, Compensation and Succession Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. 76

§ 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the 77 § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, XI of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every 30 days, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the 77 technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the result of the performance of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; 78 technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Office Art. 33- The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Office shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investments of the Company with the respective projects; c) the budgets of expenditures and investments of the Company; d) the result of the performance of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; 78

d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. 79 d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) the basic and supplemental structure of the Company, considering the definitions of the Basic Plan of Organization, with their respective responsibilities, as well as create, transform or extinguish Operation Units, agencies, subsidiaries, branches and offices in the country and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia. Art. 35 - The Executive Board shall meet ordinarily once a week with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees composed of the general structure of the Company, with specific attributions of analysis and recommendation on certain matters, in compliance with the provisions of article 160 Corporate Law Statutory Technical Committee for Production and Technology Development; Upstream Statutory Technical Committee; Statutory Technical Committee for Refining and Natural Gas; Technical Statutory Financial and Investor Relations Committee; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. 79

§3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: 80 §3- The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Office meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2 -To the Executive Officer for Production Development & Technology: I- ensure the development of production system projects on E&P, Refining, Natural Gas and Energy; II- ensure the interests of the Company before the regulatory bodies related to their area of operation; III- manage and develop projects for the construction, maintenance and abandonment of wells, installation of subsea systems, offshore production surface, industrial plants and onshore pipelines, among others; IV- develop and provide technological solutions that facilitate the strategic plan of the Company; V- exercise other powers conferred by the Board of Directors. §3 -To the Executive Officer for Exploration & Production: I- coordinate asset optimization projects in Onshore, Shallow Water, Deep Water, Ultra-Deep Water Fields; II- manage exploration assets, as well as implement the unfolding of corporate strategy, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships and participations in exploration blocks; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the logistics services to support the operations and investments of the Company related to their area of operation; VI - define the strategy and guidelines for decommission, maintenance of wells and subsea systems; VII- exercise other powers conferred by the Board of Directors. §4-To the Executive Officer for Refining and Natural Gas: 80

I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. §5- To the Executive Officer for Finance and Investor Relations: I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors. §6 -To the Executive Officer of Corporate Affairs: I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property; 81 I- manage industrial, logistics and trading operations of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; II- coordinate the implementation of the unfolding of the corporate strategy, definitions of portfolio, operational planning and evaluation of the performance of operational nature; III- approve and manage partnerships related to their area of operation; IV- ensure the interests of the Company before the regulatory bodies related to their area of operation; V- manage the offer of products derived from oil, natural gas, electricity, and nitrogenous fertilizers; VI- exercise other powers conferred by the Board of Directors. §5- To the Executive Officer for Finance and Investor Relations: I- provide the financial resources necessary to the operation of the Company, conducting the the procurement processes of loans and financing, as well as related services; II- move the monetary resources of the company, always in conjunction with another Executive Officer; III- be responsible for providing information to the investing public, to the Securities and Exchange Commission of Brazil - CVM and the stock exchanges or over-the-counter markets, both national and international, as well as to the corresponding regulation and oversight entities, and keep the records of the Company in these institutions up to date; IV- account, control and report to the Executive Office the economic and financial operations of the Company, including its wholly-owned subsidiaries and other controlled companies; V- promote the financial management of the Company and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies, and consortia; VI- coordinate the processes of acquisition and disposal of corporate stake held by the Company, pursuant to the provisions in the laws and regulations in force; VII- exercise other powers conferred by the Board of Directors. §6 -To the Executive Officer of Corporate Affairs: I- propose to the Executive Office the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; II- approve the allocation of staff to the units of the Company; III- guide and promote the application of human resources policies and guidelines of the Company; IV- propose, implement and maintain the telecommunications and informatics systems of the Company; V- provide the Company with shared resources and services of infrastructure and administrative support; VI- coordinate the planning and procurement process of goods and services and of acquisition and disposal of materials and property; 81

VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment; VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors. §7-To the Executive Officer for Governance and Compliance: I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors. §8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company's performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision; 82 VII- guide and promote the application of the Company’s policies, guidelines and standards on Health, Safety and the Environment; VIII- guide and promote the application of the Company’s policies , guidelines and standards on Social Responsibility; IX- exercise other powers conferred by the Board of Directors. §7-To the Executive Officer for Governance and Compliance: I- guide and promote the application of the Company’s norms, guidelines and standards on governance and compliance; II- coordinate the management of compliance and internal controls necessary, including the aspects of fraud and corruption; III- monitor the developments relating to the reporting channel of the Company, and ensure the reporting of violations identified and their results to the Executive Office and the Board of Directors; IV- exercise other powers conferred by the Board of Directors. §8 - To the Executive Officer of Strategy, Organization and Management System: I- propose the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multi-annual plans; II- coordinate the preparation of the strategic plan, as well as the corresponding multi-annual plans and annual programs of expenditure and investments of the Company with the respective projects; III- submit to the approval of the Executive Office the criteria of technical and economical evaluation for investment projects and the delegation of responsibility for their executions and implementations; IV- monitor and report to the Executive Office the economical and financial performance of investment projects, according to targets and results approved by the Executive Office and the Board of Directors; V- coordinate the preparation of the Basic Plan of Organization, containing, among other things, the general structure of the Company and its general powers, as well as the organization model of Petrobras; VI- ensure the execution of strategies with greater dynamism in the decisions, defining action plans with goals and targets of costs, risks, business performance and investments; VII- guide and promote the application of risk management policies pursuant to the legislation in force; VIII- coordinate the integrated vision of business risks, incorporating risk management in strategic decisions, contributing to the preparation of the business risk matrix of all kinds, and report to the Executive Office and the Board of Directors the main effects of risks on the results of Petrobras; IX- propose the establishment of a management system that: a) modernizes management, improving the monitoring and control of the company's performance with the use of internal and external benchmarks and risk analysis to support decision-making; b) unfolds goals and objectives up to the level of supervision; 82

c) indicates the respective responsible parties; d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria. §9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; 83 c) indicates the respective responsible parties; d) enables the timely monitoring of compliance with such targets and risks associated thereto, with the respective mitigation plans, in an articulate manner with the executive offices in charge; e) establishes a consequences system aligned to its completion, according to meritocracy criteria. §9 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; 83

II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. 84 II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- sale of the control of the capital of wholly-owned subsidiaries of the Company; VIII- dismissal of members of the Board of Directors; IX- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; X- cancellation of the open Company registration; XI- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XII- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XIII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. 84

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. 85 §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. 85

§2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. 86 §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. 86

Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. 87 Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, approved by the Board of Directors, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company shall prepare quarterly balance sheets, making interim dividend payments based on earnings or interest on own capital verified in such balance sheets, by resolution of the Board of Directors, subject to legal provisions. 87

§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation 88 §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the main section do not apply to disputes or controversies relating to Petrobras’ activities based on article 1 of law No. 9,478, of August 6, 1997, and subject to the provisions of these Bylaws with respect to the public interest, which justified the creation of the company, as well as to disputes or controversies involving unavailable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation 88

Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized 89 Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized 89 company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company's participation in the special segment of B3 denominated New Market (“New Market ) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. 90 company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from proceeding to the public offer for acquisition of shares referred to in this article if the Company egresses Level 2 of Corporate Governance due to the conclusion of the agreement of the Company's participation in the special segment of B3 denominated New Market (“New Market ) or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. 90

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 91 §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 91

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM IV DEFINITION OF THE REMUNERATION OF PETROBRAS CONGLOMERATE STATUTORY AUDIT COMMITTEE MEMBERS Dear Shareholders, Considering the creation of the Conglomerate CAE, it is necessary to approve the remuneration of their members at a General Meeting. In compliance with CVM Instruction 481/09, Article 12, paragraph I, Petrobras submits to deliberation by this General Meeting the proposed remuneration of the Petrobras Conglomerate Statutory Audit Committee members, as follows: (a) Proposal to set the monthly fees of Petrobras Conglomerate Statutory Audit Committee members at 40% for the Committee Chairman, and at 30% for the other members, of the average monthly remuneration of the Executive Office members, excluding the amounts relating to vacation pay and benefits. It is important to note that no amendment to the monthly fees of the members of the Statutory Audit Committee of Petrobras is proposed, whereas the amounts approved by the Ordinary General Meeting held on 4/26/2018 are preserved. We emphasize that the remuneration of the members of Advisory Committees to the Board of Directors is not part of the overall amount of officers, thus the amount approved by the Ordinary General Meeting on 4/26/2018 remains unchanged. In compliance with CVM Instruction 481/09, Article 12, item II, in Exhibit I, Petrobras offers the information concerning the remuneration of Company officers in the last three years, plus the projected remuneration amounts of officers, effective members of the Audit Committee and members of the Statutory Advisory Committees to the Board of Directors for the current year, pursuant to Reference Form item 13. rd Rio de Janeiro, September 3 . 2018. Ivan de Souza Monteiro CEO 92EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM IV DEFINITION OF THE REMUNERATION OF PETROBRAS CONGLOMERATE STATUTORY AUDIT COMMITTEE MEMBERS Dear Shareholders, Considering the creation of the Conglomerate CAE, it is necessary to approve the remuneration of their members at a General Meeting. In compliance with CVM Instruction 481/09, Article 12, paragraph I, Petrobras submits to deliberation by this General Meeting the proposed remuneration of the Petrobras Conglomerate Statutory Audit Committee members, as follows: (a) Proposal to set the monthly fees of Petrobras Conglomerate Statutory Audit Committee members at 40% for the Committee Chairman, and at 30% for the other members, of the average monthly remuneration of the Executive Office members, excluding the amounts relating to vacation pay and benefits. It is important to note that no amendment to the monthly fees of the members of the Statutory Audit Committee of Petrobras is proposed, whereas the amounts approved by the Ordinary General Meeting held on 4/26/2018 are preserved. We emphasize that the remuneration of the members of Advisory Committees to the Board of Directors is not part of the overall amount of officers, thus the amount approved by the Ordinary General Meeting on 4/26/2018 remains unchanged. In compliance with CVM Instruction 481/09, Article 12, item II, in Exhibit I, Petrobras offers the information concerning the remuneration of Company officers in the last three years, plus the projected remuneration amounts of officers, effective members of the Audit Committee and members of the Statutory Advisory Committees to the Board of Directors for the current year, pursuant to Reference Form item 13. rd Rio de Janeiro, September 3 .. 2018. Ivan de Souza Monteiro CEO 92

ANNEX I Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 ANNEX I Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09

ANNEX I Information on Item 13 of the “Formulário de Referência” 13. Management Compensation 13.1 - Description of compensation policy or practice, including non-statutory executive board The qualitative description of the Company's compensation policy or practice is presented as follows by its Management, as described below. I- EXECUTIVE BOARD: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be viewed: The Fixed Compensation of the Executive Board is comprised of monthly fees proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. All members of the Executive Board are statutory. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them r Salary or Pro-labore: fixed monthly compensation paid to the members of the Executive Board as compensation for the services rendered, including 13th salary and vacation. r Direct and indirect benefits: aim at the quality of life of the members of the Executive Board, including housing assistance and health care. r Variable compensation: awarded for the efforts in building the results achieved, besides the motivating nature to fulfill the strategic purposes. r Post-employment benefits: aim at the quality of life of the members of the Executive Board, including pension plan. r Others: aim at the quality of life of the members of the Executive Board, including the Insurance Fund for Employment Time (FGTS) and Social Security (INSS). 94ANNEX I Information on Item 13 of the “Formulário de Referência” 13. Management Compensation 13.1 - Description of compensation policy or practice, including non-statutory executive board The qualitative description of the Company's compensation policy or practice is presented as follows by its Management, as described below. I- EXECUTIVE BOARD: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be viewed: The Fixed Compensation of the Executive Board is comprised of monthly fees proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. All members of the Executive Board are statutory. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them r Salary or Pro-labore: fixed monthly compensation paid to the members of the Executive Board as compensation for the services rendered, including 13th salary and vacation. r Direct and indirect benefits: aim at the quality of life of the members of the Executive Board, including housing assistance and health care. r Variable compensation: awarded for the efforts in building the results achieved, besides the motivating nature to fulfill the strategic purposes. r Post-employment benefits: aim at the quality of life of the members of the Executive Board, including pension plan. r Others: aim at the quality of life of the members of the Executive Board, including the Insurance Fund for Employment Time (FGTS) and Social Security (INSS). 94

PETROBRAS

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation

According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2017, 2016 and 2015 are as follows:

Compensation Breakdown	2017	2016	2015
Monthly Fixed Compensation			
Salary or Pro-labore	72.45%	69.14%	71.72%
Direct or Indirect Benefits	0.74%	0.64%	3.34%
Attendance in Committees	0.00%	0.00%	0.00%
Outros	20.58%	19.87%	20.11%
Variable Salary			
Bonus	0.00%	0.00%	0.00%
Profit Sharing	0.00%	0.00%	0.00%
Attendance in Meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Outros	0.00%	0.00%	0.00%
Post-Employment Benefits	6.23%	6.22%	4.83%
End of Office Term	0.00%	4.13%	0.00%
Share-Based Compensation	0.00%	0.00%	0.00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

iii. Methodology for calculation and adjustment of each of the compensation items

· *Salary or Pro-Labore:* There is no single methodology for calculation and adjustment, since factors such as: negotiation with regulatory agencies, applicable laws, market practices of similar sized national companies, identified through surveys carried out by specialized consulting, are taken into account, and the amount is defined in the General Meeting.

· *Direct and Indirect Benefits*:

i. The amount related to the housing assistance benefit is provided for and defined in Decree No. 3255, dated November 19, 1999, and possible adjustments depend on changes to this law. In this sense, the amount is part of the total amount of the managers that is negotiated with the Coordination and Governance Secretariat of State Owned Companies ("SEST") and approved at the General Meeting.

ii. There is no single methodology for calculation and adjustment for health care, since factors such as negotiation with regulatory agencies and approval at the General Meeting are taken into account.

95

r Variable Compensation: In the calculation of the variable compensation, performance indicators negotiated with SEST, applicable laws, market practices for similar sized national companies, identified through research carried out by specialized consulting, are taken into account, and the value defined in the General Meeting. The variable compensation program of the Executive Board of Petrobras has its payment deferred along the following 5 years, provided that its requirements and established goals are achieved. In the years 2015, 2016 and 2017, there was no payment of variable compensation. r Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Manager. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. r Others: There is no single methodology for calculation and adjustment of the charges of the Insurance Fund for Employment Time (FGTS) and Social Security (INSS), which have defined rates. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown The compensation breakdown of the managers of Petrobras is defined considering its economic and financial results, as well as seeking to recognize the efforts of the Company's managers and an alignment with the compensation practices applied by the market for similar sized companies. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Executive Board are paid. c. Key performance indicators that are taken into account in determining each compensation item: r Salary or Pro-Labore: fixed compensation without a related indicator. r Direct and Indirect Benefits: no related indicator. r Variable Compensation: dependent on achieving performance indicators negotiated with SEST, such as: Net Debt/EBITDA and Recordable Accident Rate (TAR). r Post-Employment Benefits: no related indicator. 96 r Variable Compensation: In the calculation of the variable compensation, performance indicators negotiated with SEST, applicable laws, market practices for similar sized national companies, identified through research carried out by specialized consulting, are taken into account, and the value defined in the General Meeting. The variable compensation program of the Executive Board of Petrobras has its payment deferred along the following 5 years, provided that its requirements and established goals are achieved. In the years 2015, 2016 and 2017, there was no payment of variable compensation. r Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Manager. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. r Others: There is no single methodology for calculation and adjustment of the charges of the Insurance Fund for Employment Time (FGTS) and Social Security (INSS), which have defined rates. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown The compensation breakdown of the managers of Petrobras is defined considering its economic and financial results, as well as seeking to recognize the efforts of the Company's managers and an alignment with the compensation practices applied by the market for similar sized companies. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Executive Board are paid. c. Key performance indicators that are taken into account in determining each compensation item: r Salary or Pro-Labore: fixed compensation without a related indicator. r Direct and Indirect Benefits: no related indicator. r Variable Compensation: dependent on achieving performance indicators negotiated with SEST, such as: Net Debt/EBITDA and Recordable Accident Rate (TAR). r Post-Employment Benefits: no related indicator. 96

d. How compensation is structured to reflect the performance indicators progress: It is structured in such a way that the variable compensation is dependent on the achievement of performance indicators negotiated with SEST, such as: Net Debt/EBITDA and Recordable Accident Rate (TAR). The number of compensations (salaries) to be paid under the Petrobras Variable Compensation Program varies according to the achievement percentage of goals, and is calculated based on the Company's bottom line. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The compensation of Petrobras’ managers is defined based on its economic and financial results, as well as the recognition of managers and their alignment with the Company's short-, medium- and long-term strategies, along with the goals set by the Board of Directors, and indicators such as Net Debt/EBITDA and Recordable Accident Rate (TAR). f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). 97 d. How compensation is structured to reflect the performance indicators progress: It is structured in such a way that the variable compensation is dependent on the achievement of performance indicators negotiated with SEST, such as: Net Debt/EBITDA and Recordable Accident Rate (TAR). The number of compensations (salaries) to be paid under the Petrobras Variable Compensation Program varies according to the achievement percentage of goals, and is calculated based on the Company's bottom line. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The compensation of Petrobras’ managers is defined based on its economic and financial results, as well as the recognition of managers and their alignment with the Company's short-, medium- and long-term strategies, along with the goals set by the Board of Directors, and indicators such as Net Debt/EBITDA and Recordable Accident Rate (TAR). f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined annually by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). 97

ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). II- BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: The fixed compensation of the Board of Directors is comprised of monthly fees proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. The compensation purposes and practices aim at recognizing and remunerating the Company's Board Members, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies like Petrobras. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them r Salary or Pro-Labore: fixed monthly compensation paid to Board Members as compensation for the services rendered. r Direct or Indirect Benefits: aim at the quality of life of the Board Members, including health care. r Post-Employment Benefits: aim at the quality of life of the members of the Board of Directors, including pension plan. r Others: aim at the quality of life of Board Members, including Social Security (INSS) charges. 98 ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at recognizing and remunerating the Company's managers, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the Compensation of the Executive Board members is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined by the General Meeting pursuant to article 152 of Law 6404, dated December 15, 1976 ( Corporations Act ). II- BOARD OF DIRECTORS: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: The fixed compensation of the Board of Directors is comprised of monthly fees proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. The compensation purposes and practices aim at recognizing and remunerating the Company's Board Members, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies like Petrobras. b. Compensation breakdown, indicating: i. description of compensation items and the purposes of each of them r Salary or Pro-Labore: fixed monthly compensation paid to Board Members as compensation for the services rendered. r Direct or Indirect Benefits: aim at the quality of life of the Board Members, including health care. r Post-Employment Benefits: aim at the quality of life of the members of the Board of Directors, including pension plan. r Others: aim at the quality of life of Board Members, including Social Security (INSS) charges. 98

PETROBRAS

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation

According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2017, 2016 and 2015 are as follows:

Compensation Breakdown	2017	2016	2015
Monthly Fixed Compensation			
Salary or pro-labore	80.58%	80.63%	77.76%
Direct or Indirect Benefits	6.11%	0.48%	0.93%
Attendance in Committees	0.00%	3.47%	4.76%
Outros	13.31%	15.43%	16.55%
Variable Salary			
Bonus	0.00%	0.00%	0.00%
Profit Sharing	0.00%	0.00%	0.00%
Attendance in Meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Outros	0.00%	0.00%	0.00%
Post-Employment Benefits	0.00%	0.00%	0.00%
End of Office Term	0.00%	0.00%	0.00%
Share-Based Compensation	0.00%	0.00%	0.00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

iii. Methodology for calculation and adjustment of each of the compensation items

- Salary or *Pro-labore*: The monthly fees of the members of the Board of Directors account for ten percent (10%) of the average monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 152 and 145 of the Corporations Act and of Law No. 9292, dated July 12, 1996.

- Direct or Indirect Benefits: There is no single methodology for calculation and adjustment for health care, since factors such as negotiation with regulatory agencies and approval at the General Meeting are taken into account.

99

r Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Board Member. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. r Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Board of Directors of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such The Company's Chairman is a member of the Board of Directors, however this role has no compensation. In addition, as established in art. 38, paragraph 8 of Decree No. 8945, dated December 27, 2016, the members of the Board of Directors who participate in the Statutory Audit Committee shall waive the compensation as a member of the Board of Directors. Currently, three members of the Board of Directors are members of the Audit Committee. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. 100 r Post-Employment Benefits: There is no single methodology for calculation and adjustment of the contribution to the pension plan, and it is currently limited to 11% of the compensation based on the age group of each Board Member. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. r Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. In this sense, the amount is part of the total amount of the managers that is negotiated with the SEST and approved at the General Meeting. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Board of Directors of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such The Company's Chairman is a member of the Board of Directors, however this role has no compensation. In addition, as established in art. 38, paragraph 8 of Decree No. 8945, dated December 27, 2016, the members of the Board of Directors who participate in the Statutory Audit Committee shall waive the compensation as a member of the Board of Directors. Currently, three members of the Board of Directors are members of the Audit Committee. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Board of Directors is fixed, with no related indicator. 100

e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at recognizing and remunerating the Company's Board Members, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies like Petrobras. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined at the General Meeting, pursuant to Article 152 of Law No. 6404, dated December 15, 1976 (the “Corporations Act”), and Law No. 9292, dated July 12, 1996. 101e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the benchmark criteria and the scope of these studies The compensation purposes and practices aim at recognizing and remunerating the Company's Board Members, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies like Petrobras. iii. How often and how the Board of Directors assesses the suitability of the issuer's compensation policy On an annual basis, the compensation of the members of the Board of Directors is proposed by the Nominating, Compensation and Succession Committee to the Board of Directors and defined at the General Meeting, pursuant to Article 152 of Law No. 6404, dated December 15, 1976 (the “Corporations Act”), and Law No. 9292, dated July 12, 1996. 101

102 102

PETROBRAS

III- FISCAL BOARD:

a. **Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched:**

The fixed compensation of the Fiscal Board is comprised of monthly fees defined on an annual basis at the General Meeting, pursuant to Article 152 of the Corporations Act, and Law No. 9292, dated July 12, 1996. The compensation purposes and practices aim at recognizing and remunerating the Company's Board Members, considering the responsibility, time dedicated to the role, professional expertise and reputation, as well as the practices applied by the market for similar sized companies like Petrobras.

b. **Compensation breakdown, including:**

i. description of compensation items and the purposes of each of them

- Salary or *Pro-Labore*: fixed monthly compensation paid to Board Members as compensation for the services rendered.
- Others: aim at the quality of life, including Social Security (INSS) charges.

ii. Regarding the last 3 fiscal years, what is the proportion of each item in the total compensation

According to the table below, the proportion of each item in the total compensation in the fiscal years ended December 31, 2017, 2016 and 2015 are as follows:

Compensation Breakdown	2017	2016	2015
Monthly Fixed Compensation			
Salary or pro-labore	85.02%	87.79%	83.33%
Direct or Indirect Benefits	0.00%	0.00%	0.00%
Attendance in Committees	0.00%	0.00%	0.00%
Outros	14.98%	12.21%	16.67%
Variable Salary			
Bonus	0.00%	0.00%	0.00%
Profit Sharing	0.00%	0.00%	0.00%
Attendance in Meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Outros	0.00%	0.00%	0.00%
Post-Employment Benefits	0.00%	0.00%	0.00%
End of Office Term	0.00%	0.00%	0.00%
Share-Based Compensation	0.00%	0.00%	0.00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

103

iii. Methodology for calculation and adjustment of each of the compensation items r Salary or Pro-Labore. The monthly fees of the members of the Fiscal Board account for ten percent (10%) of the monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 145, 152 and 162, par. 3, of the Corporations Act and of Law No. 9292, dated July 12, 1996. r Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Fiscal Board of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Fiscal Board are paid. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Fiscal Board is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Fiscal Board is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. 104iii. Methodology for calculation and adjustment of each of the compensation items r Salary or Pro-Labore. The monthly fees of the members of the Fiscal Board account for ten percent (10%) of the monthly fees received by the members of the Executive Board, and are approved by the General Meeting, pursuant to articles 145, 152 and 162, par. 3, of the Corporations Act and of Law No. 9292, dated July 12, 1996. r Others: There is no single methodology for calculation and adjustment for Social Security (INSS) charges, which has a defined rate. iv. Reasons justifying the compensation breakdown Law No. 9292, dated July 12, 1996, establishes that the compensation of the members of the Fiscal Board of public-private companies, such as the Company, shall in no case exceed ten percent of the average monthly compensation of the managers of the corresponding companies . Accordingly, in order to calculate the compensation of its Executive Board, as described above, Petrobras takes into account its economic and financial results, as well as the recognition of management efforts and alignment with market practices, and proposes a value that is negotiated with SEST, which is approved by the General Meeting. v. Existence of members not paid by the issuer and the reasoning for such Not applicable, since all members of the Fiscal Board are paid. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received by members of the Fiscal Board is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received by members of the Fiscal Board is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the interests of the Company's short-, medium- and long-term issuer: The monthly compensation is paid to the Board Members for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. 104

f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to the a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. IV-AUDIT COMMITTEE, SAFETY, ENVIRONMENT AND HEALTH COMMITTEE, NOMINATION, COMPENSATION AND SUCCESSION COMMITTEE, STRATEGIC COMMITTEE, FINANCIAL COMMITTEE, MINORITY SHAREHOLDERS COMMITTEE AND CONGLOMERATE AUDIT COMMITTEE: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: Within the Company, there are six (6) statutory committees related to the Board of Directors, namely, the Audit Committee, the Safety, Environment and Health Committee, the Nomination, Compensation and Succession Committee, the Strategic Committee, and the Minority Shareholders Committee. The Audit Committee is exclusively comprised of members of the Board of Directors. The Minority Shareholders Committee is comprised of two (2) members of the Board of Directors, appointed by the minority shareholders, and one (1) independent member, who meets the requirements of art. 22, paragraph 1 of Law 13303/2016, chosen by the other members, and may or may not be a member of the Board of Directors. The other committees are comprised of members of the Board of Directors and/or market professionals of well-known experience and technical capacity. The Extraordinary General Meeting scheduled to occur on October 4, 2018 will resolve on the amendment to Petrobras' Bylaws providing for the creation of the Conglomerate Statutory Audit Committee, as well as its remuneration According to the guidance of the Coordination and Governance Secretariat of State Owned Companies, compensation for participation in the Advisory Committees to the Board of Directors shall not be included in the overall compensation of the managers approved at the Meeting. 105f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by subsidiaries, directly or indirectly controlled companies or controllers of the Company. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: Not applicable. There is no compensation or benefit related to the a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. IV-AUDIT COMMITTEE, SAFETY, ENVIRONMENT AND HEALTH COMMITTEE, NOMINATION, COMPENSATION AND SUCCESSION COMMITTEE, STRATEGIC COMMITTEE, FINANCIAL COMMITTEE, MINORITY SHAREHOLDERS COMMITTEE AND CONGLOMERATE AUDIT COMMITTEE: a. Purpose of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, the websites where the document can be searched: Within the Company, there are six (6) statutory committees related to the Board of Directors, namely, the Audit Committee, the Safety, Environment and Health Committee, the Nomination, Compensation and Succession Committee, the Strategic Committee, and the Minority Shareholders Committee. The Audit Committee is exclusively comprised of members of the Board of Directors. The Minority Shareholders Committee is comprised of two (2) members of the Board of Directors, appointed by the minority shareholders, and one (1) independent member, who meets the requirements of art. 22, paragraph 1 of Law 13303/2016, chosen by the other members, and may or may not be a member of the Board of Directors. The other committees are comprised of members of the Board of Directors and/or market professionals of well-known experience and technical capacity. The Extraordinary General Meeting scheduled to occur on October 4, 2018 will resolve on the amendment to Petrobras' Bylaws providing for the creation of the Conglomerate Statutory Audit Committee, as well as its remuneration According to the guidance of the Coordination and Governance Secretariat of State Owned Companies, compensation for participation in the Advisory Committees to the Board of Directors shall not be included in the overall compensation of the managers approved at the Meeting. 105

b. Compensation breakdown, including: i. description of compensation items and the purposes of each of them Fees: fixed monthly compensation for members of the Advisory Committees to the Board of Directors. ii. What is the proportion of each item in the total compensation Fees: 100%. iii. Methodology for calculation and adjustment of each of the compensation items The monthly fees of the members of the Statutory Audit Committee correspond to 10% of the monthly average remuneration of the members of the Executive Board, excluding the amounts related to additional vacations and benefits, in compliance with the provisions of art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The Extraordinary General Meeting scheduled to take place on October 4, 2018 will deliberate on the remuneration of the members of the Conglomerate Statutory Audit Committee, being proposed 40% for the Chairman of the Committee and 30% for the other members, of the average monthly remuneration of the members of the Board of Executive Officers, excluding the amounts related to additional vacations and benefits, in compliance with the provisions of art. 38, § 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, already described above. The members of the Board of Directors who participate in the Statutory Audit Committee and the Conglomerate Statutory Audit Committee shall waive the remuneration of the Board Member, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016. The monthly fees of the members of the Statutory Audit Committee account for 100% of the monthly fees of the Board Members, in compliance with the provisions of art. 38, § 8 of Decree No. 8945, dated December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The members of the Board of Directors who participate in the Statutory Audit Committee shall waive the compensation as a Board Member, as established in art. 38, paragraph 8 of Decree No. 8945, dated December 27, 2016, in any case, complying with the compensation limit established by Law 9292/96. The monthly fees of the members of other Advisory Committees to the Board of Directors, as a result of their participation in the Committee, account for 50% of the monthly fees of the Board Members, and are therefore related to the adjustment of such fees, as described above. Even with the participation of the members of the Board of Directors in the respective Committees, the compensation limit established by Law 9292/96 would not be exceeded. 106b. Compensation breakdown, including: i. description of compensation items and the purposes of each of them Fees: fixed monthly compensation for members of the Advisory Committees to the Board of Directors. ii. What is the proportion of each item in the total compensation Fees: 100%. iii. Methodology for calculation and adjustment of each of the compensation items The monthly fees of the members of the Statutory Audit Committee correspond to 10% of the monthly average remuneration of the members of the Executive Board, excluding the amounts related to additional vacations and benefits, in compliance with the provisions of art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The Extraordinary General Meeting scheduled to take place on October 4, 2018 will deliberate on the remuneration of the members of the Conglomerate Statutory Audit Committee, being proposed 40% for the Chairman of the Committee and 30% for the other members, of the average monthly remuneration of the members of the Board of Executive Officers, excluding the amounts related to additional vacations and benefits, in compliance with the provisions of art. 38, § 8 of Decree No. 8.945, of December 27, 2016, and are therefore bound to the adjustment of such fees, already described above. The members of the Board of Directors who participate in the Statutory Audit Committee and the Conglomerate Statutory Audit Committee shall waive the remuneration of the Board Member, as established in art. 38, paragraph 8 of Decree No. 8.945, of December 27, 2016. The monthly fees of the members of the Statutory Audit Committee account for 100% of the monthly fees of the Board Members, in compliance with the provisions of art. 38, § 8 of Decree No. 8945, dated December 27, 2016, and are therefore bound to the adjustment of such fees, as described above. The members of the Board of Directors who participate in the Statutory Audit Committee shall waive the compensation as a Board Member, as established in art. 38, paragraph 8 of Decree No. 8945, dated December 27, 2016, in any case, complying with the compensation limit established by Law 9292/96. The monthly fees of the members of other Advisory Committees to the Board of Directors, as a result of their participation in the Committee, account for 50% of the monthly fees of the Board Members, and are therefore related to the adjustment of such fees, as described above. Even with the participation of the members of the Board of Directors in the respective Committees, the compensation limit established by Law 9292/96 would not be exceeded. 106

iv. Reasons justifying the compensation breakdown The compensation breakdown is defined by decision of the Board of Directors. v. Existence of members not paid by the issuer and the reasoning for such Currently, four members of the Advisory Committees to the Board of Directors have no compensation. However, this situation may change during the year. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the Company: Fees: fixed compensation, without related indicator. The monthly fees of the members of the Audit Committee account for 100% of the monthly fees of the Board Members. The compensation of the members of other advisory committees accounts for 50% of the monthly fees of the Board of Directors, as a result of their participation in the Committee. It should be noted that the global amounts to be paid for each member of the Board of Directors as compensation, including pro-labore, direct and indirect benefits, compensation for attendance in committees and others, are limited to the provisions of Law No. 9292, dated 12 of July 1996. The monthly fixed compensation is paid to the members of the Advisory Committees to the Board of Directors for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by our subsidiaries, directly or indirectly controlled companies or controllers. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: 107iv. Reasons justifying the compensation breakdown The compensation breakdown is defined by decision of the Board of Directors. v. Existence of members not paid by the issuer and the reasoning for such Currently, four members of the Advisory Committees to the Board of Directors have no compensation. However, this situation may change during the year. c. Key performance indicators that are taken into account in determining each compensation item: Not applicable, since the compensation received is fixed, with no related indicator. d. How compensation is structured to reflect the performance indicators progress: Not applicable, since the compensation received is fixed, with no related indicator. e. How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the Company: Fees: fixed compensation, without related indicator. The monthly fees of the members of the Audit Committee account for 100% of the monthly fees of the Board Members. The compensation of the members of other advisory committees accounts for 50% of the monthly fees of the Board of Directors, as a result of their participation in the Committee. It should be noted that the global amounts to be paid for each member of the Board of Directors as compensation, including pro-labore, direct and indirect benefits, compensation for attendance in committees and others, are limited to the provisions of Law No. 9292, dated 12 of July 1996. The monthly fixed compensation is paid to the members of the Advisory Committees to the Board of Directors for the services rendered and is in line with the compensation practices in the market, aligned with both the short-, medium- and long-term interests of the Company. f. Existence of compensation supported by subsidiaries, directly or indirectly controlled companies or controllers: Not applicable. There is no compensation supported by our subsidiaries, directly or indirectly controlled companies or controllers. g. Existence of any compensation or benefit related to a particular corporate action, such as the divesture of the Company's corporate control: 107

Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. V - STATUTORY TECHNICAL COMMITTEES: Within the Company, the Executive Board is advised by the Statutory Technical Committee on Investment and Divestment, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76. In addition, the members of the Executive Board have seven (7) Statutory Advisory Technical Committees comprised of the heads of the general structure of the Company, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76: Statutory Technical Committee for Production and Technology Development; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee of Financial and Investor Relations; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. The members of the Statutory Technical Committees have no compensation for their participation in said Committees. 108 Not applicable. There is no compensation or benefit related to a particular corporate action involving the Company. h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. V - STATUTORY TECHNICAL COMMITTEES: Within the Company, the Executive Board is advised by the Statutory Technical Committee on Investment and Divestment, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76. In addition, the members of the Executive Board have seven (7) Statutory Advisory Technical Committees comprised of the heads of the general structure of the Company, with specific roles of analysis and recommendation on certain matters, in compliance with the provisions of article 160 of Law 6404/76: Statutory Technical Committee for Production and Technology Development; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee of Financial and Investor Relations; Statutory Technical Committee on Corporate Affairs; Statutory Technical Committee on Governance and Compliance; and Statutory Technical Committee of Strategy, Organization and Management System. The members of the Statutory Technical Committees have no compensation for their participation in said Committees. 108

PETROBRAS

13.2 - Total Compensation of the Board of Directors, Statutory Executive Board and Fiscal Board

Total compensation forecast for the current Fiscal Year ending on 12/31/2018 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Board	Total
Total number of members	10.50	8.00	5.00	23.50
No. of paid members	9.50	8.00	5.00	22.50
Annual fixed compensation				
Salary or pro-labore	1,275,615.54	12,499,470.54	671,376.60	14,446,462.68
Direct and indirect benefits	165,000.03	1,263,145.74	0.00	1,428,145.74
Participation in Committees	0.00	0.00	0.00	0.00
Others	248,409.34	3,946,410.43	134,275.32	4,329,095.10
Description of other fixed compensation	The amounts described in the "Others" field refer to Social Security (INSS) charges.	The amounts described in the "Others" field refer to the Insurance Fund for Employment Time (FGTS) and Social Security (INSS).	The values described in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00		0.00	
Description of other variable compensation				
Post-employment	121,854.85	1,838,821.32	0.00	1,960,676.18
End of office term	738,514.26	5,371,014.66	0.00	6,109,528.92
Stock compensation	0.00	0.00	0.00	0.00

109

PETROBRAS

Note	The Chairman is a member of the Board of Directors, however this role has no compensation. In addition, as established in art. 38, paragraph 8 of Decree No. 8945, dated December 27, 2016, the members of the Board of Directors who participate in the Statutory Audit Committee shall waive the compensation as a member of the Board of Directors. Currently, three members of the Board of Directors are members of the Audit Committee. The amounts and numbers considered as of February are projections. The amountsaccount for the period from January to December of 2018, and projected as of February. The number of members was determined pursuant to the Official Letter CVM/SEP/No. 02/2018. Members of the Board of Directors and the Fiscal Board do not receive payments for vacations. The Annual General Meeting of Petrobras, to be held on 04/26/2018, will decide on the global compensation of the Board Members (Executive Board and Board of Directors) for the period from April 2018 to March 2019. On the same meeting, a proposal for the revision of Petrobras' Bylaws will be submitted for decision in the Meeting, changing the maximum number of members of this board from ten (10) to eleven (11). The amounts described in the field "End of Office Term" refer to the paid quarantine.	The amounts and numbers considered as of February are projections. The number of members was determined pursuant to the Official Letter CVM/SEP/No. 02/2018. The amountsaccount for the period from January to December of 2018, and projected as of February. The Annual General Meeting of Petrobras, to be held on 04/26/2018, will decide on the global compensation of the Board Members (Executive Board and Board of Directors) for the period from April 2018 to March 2019. The difference between the total compensation forecast for 2018 (January to December 2018) and the total compensation effectively paid in 2017 (January to December 2017) is mainly due to the following factor: 1) Provision of quarantine for the members of the Executive Board and Board of Directors; 2) Provision of the contribution of the Petros Plan Deficit Rebalancing Plan of the Petrobras System related to the sponsor part. The amounts described in the field "End of Office Term" refer to the paid quarantine.	The amounts and numbers considered as of February are projections. The amountsaccount for the period from January to December of 2018, and projected as of February. The number of members was determined pursuant to the Official Letter CVM/SEP/No. 02/2018. Members of the Board of Directors and the Fiscal Board do not receive amounts related to vacations. The Annual General Meeting of Petrobras, to be held on 04/26/2018, will decide on the global compensation of the Board Members (Executive Board and Board of Directors) for the period from April 2018 to March 2019.	
Total compensation	**2,549,394.02**	**24,918,862.69**	**805,651.92**	**28,273,908.61**

110

7RWDFROPSHQVDWLRQIRUHFDVWIRUWKHFXUUHQW)LVFDO<HDUHQGQJLRQQQXD%OVLVD$ Board of Directors Executive Board Fiscal Board Total Total number of members No. of paid members Annual fixed compensation Salary or pro- labore Direct and indirect benefits Participation in Committees Others The amounts described in The amounts described The values described in Description of the Others field refer to in the Others field refer the Others field refer other fixed Social Security (INSS) to the Insurance Fund for to Social Security (INSS) compensation charges. Employment Time charges. (FGTS) and Social Variable compensation Bonus Profit sharing Participation in meetings Commissions Others Description of other variable compensation Post- l End of office term Stock compensation 111 7RWDFROPSHQVDWLRQIRUHFDVWIRUWKHFXUUHQW)LVFDO<HDUHQGQJLRQQQXD%OVLVD$ Board of Directors Executive Board Fiscal Board Total Total number of members No. of paid members Annual fixed compensation Salary or pro- labore Direct and indirect benefits Participation in Committees Others The amounts described in The amounts described The values described in Description of the Others field refer to in the Others field refer the Others field refer other fixed Social Security (INSS) to the Insurance Fund for to Social Security (INSS) compensation charges. Employment Time charges. (FGTS) and Social Variable compensation Bonus Profit sharing Participation in meetings Commissions Others Description of other variable compensation Post- l End of office term Stock compensation 111

PETROBRAS

Note	The Chairman is a member of the Board of Directors, however this participation is not remunerated. The Chairman is a member of the Board of Directors, however this participation is not remunerated. In addition, as established in art. 38, § 8 of Decree No. 8.945, of December 27, 2016, the members of the Board of Directors who participate in the Statutory Audit Committee shall waive the remuneration of the Board Member. Currently, three members of the Board of Directors are members of the Audit Committee. The amounts correspond to the period from January to December of 2017. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. Members of the Board of Directors and Fiscal Council do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/27/2017, approved the global remuneration of the directors (Executive Board and Board of Directors) for the period from April 2017 to March 2018. In addition, it closed the payment of Christmas bonus , unless there is a final favorable and final decision by the TCU in Process No. 03000.003329 / 2016-96, impacting on the monthly fees of the Directors. The values contained in the field "Termination of employment" refer to paid quarantine.	The amounts correspond to the period from January to December of 2017. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. The Annual General Meeting of Petrobras, held on 04/27/2017, approved the global remuneration of the directors (Executive Board and Board of Directors) for the period from April 2017 to March 2018. In addition, it closed the payment of Christmas bonus , unless there is a final favorable and final decision rendered by the TCU in Case No. 03000.003329 / 2016-96. The values contained in the field "Termination of employment" refer to paid quarantine	The amounts correspond to the period from January to December of 2017. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. Members of the Board of Directors and Fiscal Council do not receive amounts related to vacations. The Annual General Meeting of Petrobras, held on 04/27/2017, approved the global remuneration of the directors (Executive Board and Board of Directors) for the period from April 2017 to March 2018. In addition, it closed the payment of Christmas bonus , unless there is a final favorable and final decision by the TCU in Process No. 03000.003329 / 2016-96, impacting on the monthly fees of the Directors.	
Total compensation	**974.846,46**	**16.734.662,11**	**800.343,12**	**18.509.851,70**

112

7RWDFROPSHQVDWLRQIRUHFDVWIRUWKHFXUUHQW)LVFDO<HDUHQGQJLRQQQXD%OVLVD$ Board of Directors Executive Board Fiscal Board Total Total number of members No. of paid members Annual fixed compensation Salary or pro- labore Direct and indirect benefits Participation in Committees Others The amounts described in The amounts described The values described in Description of the Others field refer to in the Others field refer the Others field refer other fixed Social Security (INSS) to the Insurance Fund for to Social Security (INSS) compensation charges. Employment Time charges. (FGTS) and Social Security (INSS). Variable compensation Bonus Profit sharing Participation in meetings Commissions Others Description of other variable compensation Post- End of office term Stock compensation 113 7RWDFROPSHQVDWLRQIRUHFDVWIRUWKHFXUUHQW)LVFDO<HDUHQGQJLRQQQXD%OVLVD$ Board of Directors Executive Board Fiscal Board Total Total number of members No. of paid members Annual fixed compensation Salary or pro- labore Direct and indirect benefits Participation in Committees Others The amounts described in The amounts described The values described in Description of the Others field refer to in the Others field refer the Others field refer other fixed Social Security (INSS) to the Insurance Fund for to Social Security (INSS) compensation charges. Employment Time charges. (FGTS) and Social Security (INSS). Variable compensation Bonus Profit sharing Participation in meetings Commissions Others Description of other variable compensation Post- End of office term Stock compensation 113

PETROBRAS

Notes	The values correspond to the period from January to December 2016. The Chairman is a member of the Board of Directors, however this participation is not remunerated. The Extraordinary General Meeting (AGE), held on April 28, 2016, approved the amendment of the Bylaws that withdraws the provision of alternate members for the Board of Directors. Consequently, no remuneration will be paid to alternates of this Collegiate in the next term. The Chief Financial and Investor Relations Officer was a member of the Alternate Board of Directors, however this participation was not remunerated. And another Alternate Director of Administration, as per the norm of the company of origin, was not allowed the remuneration for participation in Boards of Directors. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. Members of the Board of Directors and Fiscal Council do not receive amounts related to vacations. According to guidance from the Department of Coordination and Governance of State Enterprises (DEST) of the Ministry of Planning, Budget and Management, a, the remuneration for participation in the Advisory Committees of the Board of Directors should not be included in the overall remuneration of directors approved by the Assembly. According to DEST guidance, through Circular Letter 30 / DEST-MP, dated 01/26/2016, the total amount of directors proposed for resolution at the General Shareholders' Meeting of Petrobras in 2016 was included in the provision for supplementary pension plans Administrative Council. The Annual General Meeting of Petrobras, held on 04/28/2016, approved the global remuneration of the directors (Executive Board and Board of Directors) for the period from April 2016 to March 2017.	The values correspond to the period from January to December 2016. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. The Extraordinary Shareholders' Meeting of Petrobras, held on 04/28/2016, approved the global remuneration of directors (Executive Board and Board of Directors) for the period from April 2016 to March 2017. The values contained in the field "Termination of employment" refer to paid quarantine. At the General Meeting held on 04/28/2016, the inclusion in the Bylaws of the quarantine figure provided for in Law 12,813 / 2013 was approved, which provides for conflicts of interest in the exercise of office or employment of the Federal Executive Branch and impediments subsequent to the exercise of the position or public employment. The remunerated quarantine will be calculated by multiplying, for a period of six months, the monthly fee of the administrators.	The values correspond to the period from January to December 2016. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. Members of the Board of Directors and Fiscal Council do not receive amounts related to vacations. The Extraordinary Shareholders' Meeting of Petrobras, held on 04/28/2016, approved the global remuneration of directors (Executive Board and Board of Directors) for the period from April 2016 to March 2017.	
Total compensation	**1.571.158,82**	**16.971.808,92**	**816.706,42**	**19.359.674,16**

114

PETROBRAS

Total compensation forecast for the current Fiscal Year ending on 12/31/2015 - Annual Basis				
	Board of Directors	Executive Board	Fiscal Board	Total
Total number of members	13,67	8,00	5,00	26,67
No. of paid members	11,33	8,00	5,00	24,33
Annual fixed compensation				
Salary or pro-labore	1.350.364,39	12.191.868,99	652.510,35	14.194.743,73
Direct and indirect benefits	16.235,32	567.735,25	0,00	583.970,57
Participation in	82.675,70	0,00	0,00	82.675,70
Others	287.355,72	3.418.828,55	130.502,01	3.836.686,28
Description of other fixed compensation	According to guidance from the Department of Coordination and Governance of State Enterprises ("DEST") of the Ministry of Planning, Budget and Management, through Circular Letter 05 / DEST-MP, dated 01/21/2014, were included in the global amount of the administrators proposed for approval at the General Shareholders' Meeting of Petrobras in 2014 the charges for the Fund for the Guarantee of Time of Service (FGTS) and Social Security (INSS). These charges were already practiced by the Company but were not explained in the amounts previously approved by the Petrobras General Meeting. At the Extraordinary General Meeting ("AGE") of April 29, 2015, the respective charges were included.	According to guidance from the Department of Coordination and Governance of State Enterprises (DEST) of the Ministry of Planning, Budget and Management, Circular Letter 05 / DEST-MP, dated 01/21/2014, was included in the proposed global amount of approval in the General Meeting of shareholders of Petrobras in 2014 the Charges Guarantee Fund of the Time of Service (FGTS) and Social Security (INSS). These charges were already practiced by the Company but were not explained in the amounts previously approved by the Petrobras General Meeting. At the Extraordinary Shareholders' Meeting held on April 29, 2015, the respective charges	According to guidance from the Department of Coordination and Governance of State Enterprises (DEST) of the Ministry of Planning, Budget and Management, Circular Letter 05 / DEST-MP, dated 01/21/2014, was included in the proposed global amount of approval in the General Meeting of shareholders of Petrobras in 2014 the Charges Guarantee Fund of the Time of Service (FGTS) and Social Security (INSS). These charges were already practiced by the Company, but were not explained in the amounts previously approved by Petrobras' General Meeting. At the Extraordinary Shareholders' Meeting held on April 29, 2015, the respective charges	
Variable compensation				

115

Bonus Profit sharing Participation in meetings Commissions Others Description of other variable compensation Post- End of office term Stock compensation 116 Bonus Profit sharing Participation in meetings Commissions Others Description of other variable compensation Post- End of office term Stock compensation 116

PETROBRAS

Notes	The values correspond to the period from January to December 2015. The Chairman and Chief Financial Officer are members of the Board of Directors and Alternate, respectively. However, this participation is not remunerated. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. Members of the Board of Directors and Fiscal Council do not receive amounts related to vacations. The Extraordinary General Meeting of Petrobras, held on 04/29/2015, approved the global remuneration of the directors (Executive Board and Board of Directors) for the period from April 2015 to March 2016. The Extraordinary General Meeting of Petrobras, held on 07/01/2015, approved the increase in the overall remuneration of the managers of Petrobras to include, within the global limit set by the General Shareholders' Meeting on 04/29/2015, the new composition of the Board of Directors. Administration. The proposal contemplates the creation of substitutes for the members of the Board of Directors. The Board of Directors will now consist of 10 full members and 10 alternate members. According to the guidance of the Department of Coordination and Governance of State Enterprises, the remuneration for participation in the Advisory Committees of the Board of Directors should not be included in the overall remuneration of the administrators approved at the Meeting.	The values correspond to the period from January to December 2015. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. The variation between the total compensation forecast for the financial year 2015 (January to December 2015) in relation to the total remuneration actually realized in 2014 (January to December 2014) includes the following factors: 1) Adjustment in the monthly fees of the members of the Executive Board of 8.09%, corresponding to the IPCA (forecast by the Central Bank for the period April / 14 to March / 15). The proposed 8.09% readjustment decided by the EGM, held on 04/29/2015, will be effective as of 01/04/2015. 2) By 2015, the estimated amount contemplates eight directors, while in 2014 the realized contemplated seven. 3) As disclosed in the Shareholders' Participation Manual, which appears in item II of the call notice of the Extraordinary General Meeting, the balance of the total amount of the management approved by the AGE 2014 was used for the payment of non-recurring expenses in the estimated value of R $ 1,431,017.29, which includes payment of housing allowance, airfare and holiday balance for the years 2011 and 2012. Petrobras clarifies that the use of the balance of the total amount of the administrators had a favorable statement from the Ministry of Mines and the Department of Coordination and Governance of State Enterprises. The Extraordinary General Meeting of Petrobras, held on 04/29/2015, approved the global remuneration of the directors (Executive Board and Board of Directors) for the period from April 2015 to March 2016.	The values correspond to the period from January to December 2015. The number of members was determined in the manner specified in Official Circular CVM / SEP / No. 02/2018. Members of the Board of Directors and Fiscal Council do not receive amounts related to vacations. The Extraordinary General Meeting of Petrobras, held on 04/29/2015, approved the global remuneration of the directors (Executive Board and Board of Directors) for the period from April 2015 to March 2016.	
Total compensation	**1.736.631.13**	**16.999.302.76**	**783.012,36**	**19.518.946,25**

13.3 - Variable compensation of the Board of Directors, Statutory Executive Board and Fiscal Board

117

PETROBRAS

Variable compensation expected for the current fiscal year - 2018				
	Board of Directors	Executive Board	Fiscal Board	Total
Total number of members	0.00	8.00	0.00	8.00
No. of paid members [(1)]	0.00	0.00	0.00	0.00
Bonus				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Profit Sharing				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00

Notes:

(1) Represents the number of officers and Board Members, as applicable, to which variable compensation may be paid in the fiscal year, as set forth in Official Letter CVM/SEP/No. 02/2018.

Fiscal Year ended December 31, 2017				
	Board of Directors	Executive Board	Fiscal Board	Total
Total number of members	0.00	8.00	0.00	8.00

118

PETROBRAS

No. of paid members [1]	0.00	0.00	0.00	0.00
Bonus				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00
Profit Sharing				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Notes:
(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer's income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 02/2018.

119

PETROBRAS

Fiscal Year ended Saturday, December 31, 2016				
	Board of Directors	Executive Board	Fiscal Board	Total
Total number of members	0.00	8.00	0.00	8.00
No. of paid members [(1)]	0.00	0.00	0.00	0.00
Bonus				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00
Profit Sharing				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Notes:

(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer's income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 02/2018.

120

PETROBRAS

Fiscal Year ended Thursday, December 31, 2015				
	Board of Directors	Executive Board	Fiscal Board	Total
Total number of members	0.00	8.00	0.00	8.00
No. of paid members [(1)]	0.00	0.00	0.00	0.00
Bonus				
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals were achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00
Profit Sharing	0.00	0.00	0.00	0.00
Minimum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the compensation plan	0.00	0.00	0.00	0.00
Amount forecast in the compensation plan, if goals were achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the income for the fiscal year	0.00	0.00	0.00	0.00

Notes:

(1) Represents the number of officers and Board Members, as applicable, to whom variable compensation was recognized in the issuer's income for the fiscal year, as set forth in Official Circular CVM/SEP/No. 02/2018.

121

13.4 - Stocks compensation plan of the Board of Directors and Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.5 - Stocks compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.6 - Information on nonexercised options held by the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.7 - Exercised options and stocks delivered related to stock compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.8 - Information required to understand the data disclosed in items 13.5 to 13.7 - Stock and option pricing method a. Pricing model Not applicable, since the Company has no stock compensation plan. b. Data and assumptions used in the pricing model, including the weighted average stock price, exercise price, expected volatility, option expiration, expected dividends and risk-free interest rate Not applicable, since the Company has no stock compensation plan. c. Method and assumptions used to incorporate the expected impacts of early exercise Not applicable, since the Company has no stock compensation plan. d. Determination of expected volatility Not applicable, since the Company has no stock compensation plan. e. If any other option feature was incorporated in its fair value calculation Not applicable, since the Company does not pay compensation in stocks. 12213.4 - Stocks compensation plan of the Board of Directors and Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.5 - Stocks compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.6 - Information on nonexercised options held by the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.7 - Exercised options and stocks delivered related to stock compensation of the Board of Directors and the Statutory Executive Board Not applicable, since the Company does not pay compensation in stocks. 13.8 - Information required to understand the data disclosed in items 13.5 to 13.7 - Stock and option pricing method a. Pricing model Not applicable, since the Company has no stock compensation plan. b. Data and assumptions used in the pricing model, including the weighted average stock price, exercise price, expected volatility, option expiration, expected dividends and risk-free interest rate Not applicable, since the Company has no stock compensation plan. c. Method and assumptions used to incorporate the expected impacts of early exercise Not applicable, since the Company has no stock compensation plan. d. Determination of expected volatility Not applicable, since the Company has no stock compensation plan. e. If any other option feature was incorporated in its fair value calculation Not applicable, since the Company does not pay compensation in stocks. 122

13.9 - Interests in stocks, shares and other convertible securities held by managers and Fiscal Board members - by group Securities Issued by the Company on 12/31/2017 Executive Board Securities Details Quantity FGTS Share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 27,993 Board of Directors Securities Details Quantity FGTS share 0 Investment Fund Share 1 Common Stocks 100 Preferred Stocks 26,380 Fiscal Board * Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 309,000 Preferred Stocks 538,181 (*) Includes position held by alternate members The members of the Board of Directors, Statutory Executive Board or Fiscal Board, at the closing date of the last fiscal year, did not directly or indirectly hold stocks or shares in Brazil or abroad, or any other securities convertible into stocks or shares, issued by the Company or its direct or indirect controllers and/or companies controlled or under common control, at the closing date of the last fiscal year, other than those listed in the foregoing tables. 12313.9 - Interests in stocks, shares and other convertible securities held by managers and Fiscal Board members - by group Securities Issued by the Company on 12/31/2017 Executive Board Securities Details Quantity FGTS Share 0 Investment Fund Share 0 Common Stocks 0 Preferred Stocks 27,993 Board of Directors Securities Details Quantity FGTS share 0 Investment Fund Share 1 Common Stocks 100 Preferred Stocks 26,380 Fiscal Board * Securities Details Quantity FGTS share 0 Investment Fund Share 0 Common Stocks 309,000 Preferred Stocks 538,181 (*) Includes position held by alternate members The members of the Board of Directors, Statutory Executive Board or Fiscal Board, at the closing date of the last fiscal year, did not directly or indirectly hold stocks or shares in Brazil or abroad, or any other securities convertible into stocks or shares, issued by the Company or its direct or indirect controllers and/or companies controlled or under common control, at the closing date of the last fiscal year, other than those listed in the foregoing tables. 123

13.10 - Information on pension plans granted to members of the Board of Directors and Executive Board Board of Directors Executive Board Total number of members Not applicable 8 No. of paid members 7 Name of Plan Petros 2, Petros and Private Pension Number of managers who qualify for Since Petrobras managers are statutory in nature retirement and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Conditions for early retirement Since Petrobras managers are statutory in nature and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Accumulated and updated amount of contributions accrued up to the end of the last fiscal year, less the portion R$ 0,00 R$ 1,041,817.72 related to contributions made directly by the managers Accumulated amount of contributions made up to the end of the last fiscal year, less the portion related to R$ 0,00 R$ 1,041,817.72 contributions made directly by the managers Possibility of early redemption and The pension plans have specific conditions and rules conditions for early redemption, among which the possibility of redemption only of part of the contributions made by the participants. Overall, in the event that the manager wishes to make the redemption, which can only be carried out upon the end of office term in the Company, the manager shall receive a portion of the balance relating to his/her contribution portion, and amounts related to the Company’s contribution account cannot be redeemed. The alternative to redemption is the self-contribution, which allows the receipt of the benefits provided for in the plan, without the impacts that would be produced by the loss of employment with and the compensation paid by the Company. 12413.10 - Information on pension plans granted to members of the Board of Directors and Executive Board Board of Directors Executive Board Total number of members Not applicable 8 No. of paid members 7 Name of Plan Petros 2, Petros and Private Pension Number of managers who qualify for Since Petrobras managers are statutory in nature retirement and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Conditions for early retirement Since Petrobras managers are statutory in nature and, consequently, may be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, it is not necessary to consider the number or conditions of early retirement. Accumulated and updated amount of contributions accrued up to the end of the last fiscal year, less the portion R$ 0,00 R$ 1,041,817.72 related to contributions made directly by the managers Accumulated amount of contributions made up to the end of the last fiscal year, less the portion related to R$ 0,00 R$ 1,041,817.72 contributions made directly by the managers Possibility of early redemption and The pension plans have specific conditions and rules conditions for early redemption, among which the possibility of redemption only of part of the contributions made by the participants. Overall, in the event that the manager wishes to make the redemption, which can only be carried out upon the end of office term in the Company, the manager shall receive a portion of the balance relating to his/her contribution portion, and amounts related to the Company’s contribution account cannot be redeemed. The alternative to redemption is the self-contribution, which allows the receipt of the benefits provided for in the plan, without the impacts that would be produced by the loss of employment with and the compensation paid by the Company. 124

13.11 - Maximum, minimum and average individual compensation of the Board of Directors, Statutory Executive Board and Fiscal Board Annual Values Executive Board 12/31/2017 12/31/2016 12/31/2015 Number of Members 7.92 7.67 8.00 No. of paid members 7.92 7.67 8.00 Value of the Highest 2,347,432.34 2,240,007.40 2,168,850.76 Compensation (Reais) Amount of the Lowest 1,860,873.09 1,994,839.17 305,461.68 Compensation (Reais) Average Amount of 2,112,962.39 2,212,752.14 2,124,912.84 Compensation (Reais) Board of Directors 12/31/2017 12/31/2016 12/31/2015 Number of Members 9.00 11.00 13.67 No. of paid members 5.75 9.33 11.33 Value of the Highest 210,653.11 171,361.46 156,602.47 Compensation (Reais) Amount of the Lowest 137,072.73 149,039.98 156,602.47 Compensation (Reais) Average Amount of 169,538.52 168,338.59 153,277.24 Compensation (Reais) Fiscal Board 12/31/2017 12/31/2016 12/31/2015 Number of Members 5.00 5.00 5.00 No. of paid members 5.00 5.00 5.00 Value of the Highest 164,487.28 170,868.54 156,602.47 Compensation (Reais) Amount of the Lowest 164,487.28 170,868.54 156,602.47 Compensation (Reais) Average Amount of 160,068.62 163,341.28 156,602.47 Compensation (Reais) 12513.11 - Maximum, minimum and average individual compensation of the Board of Directors, Statutory Executive Board and Fiscal Board Annual Values Executive Board 12/31/2017 12/31/2016 12/31/2015 Number of Members 7.92 7.67 8.00 No. of paid members 7.92 7.67 8.00 Value of the Highest 2,347,432.34 2,240,007.40 2,168,850.76 Compensation (Reais) Amount of the Lowest 1,860,873.09 1,994,839.17 305,461.68 Compensation (Reais) Average Amount of 2,112,962.39 2,212,752.14 2,124,912.84 Compensation (Reais) Board of Directors 12/31/2017 12/31/2016 12/31/2015 Number of Members 9.00 11.00 13.67 No. of paid members 5.75 9.33 11.33 Value of the Highest 210,653.11 171,361.46 156,602.47 Compensation (Reais) Amount of the Lowest 137,072.73 149,039.98 156,602.47 Compensation (Reais) Average Amount of 169,538.52 168,338.59 153,277.24 Compensation (Reais) Fiscal Board 12/31/2017 12/31/2016 12/31/2015 Number of Members 5.00 5.00 5.00 No. of paid members 5.00 5.00 5.00 Value of the Highest 164,487.28 170,868.54 156,602.47 Compensation (Reais) Amount of the Lowest 164,487.28 170,868.54 156,602.47 Compensation (Reais) Average Amount of 160,068.62 163,341.28 156,602.47 Compensation (Reais) 125

Executive Board The number of members or each body was determined pursuant to the Official 12/31/2017 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2016 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2015 Letter CVM/SEP/No. 02/2018. - The amount of the lowest individual annual compensation was calculated considering the compensation effectively recognized in the income for the year, considering that all members were in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for nine (9) months along the fiscal year. Board of Directors The number of members or each body was determined pursuant to the Official 12/31/2017 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2016 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2015 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year. 126Executive Board The number of members or each body was determined pursuant to the Official 12/31/2017 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2016 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2015 Letter CVM/SEP/No. 02/2018. - The amount of the lowest individual annual compensation was calculated considering the compensation effectively recognized in the income for the year, considering that all members were in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for nine (9) months along the fiscal year. Board of Directors The number of members or each body was determined pursuant to the Official 12/31/2017 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2016 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2015 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year. 126

Fiscal Board The number of members or each body was determined pursuant to the Official 12/31/2017 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2016 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2015 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year. 13.12 - Compensation or indemnification mechanisms for managers in the event of dismissal or retirement To date, there have been no contractual arrangements or insurance policies for the Company's managers in the event of dismissal or retirement. For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Company's Reference Form. The Extraordinary General Meeting held on April 28, 2016, approved the review of the Bylaws to include the quarantine, provided for in Law 12813/2013, was approved, which provides for conflicts of interest in the exercise of office or employment in Federal Executive Bodies and further impediments after the end of the public office term or employment. At the same time, at the Annual General Meeting, the payment of the quarantine was dependent on the approval, on a case by case basis, of the Public Ethics Committee of the Presidency of the Republic - CEP/PR, pursuant to the laws in force. The paid quarantine shall be calculated by multiplying, for a period of six months, the monthly fee of the Board Members. 127 Fiscal Board The number of members or each body was determined pursuant to the Official 12/31/2017 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for twelve (12) months along the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2016 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year. The number of members or each body was determined pursuant to the Official 12/31/2015 Letter CVM/SEP/No. 02/2018. - The value of the lowest individual annual compensation was calculated by excluding members in the role for less than twelve (12) months. - In order to report the highest compensation, we considered all compensation recognized in the income statement for the fiscal year, with the member holding the highest individual compensation acting in the role for the twelve (12) months of the fiscal year. 13.12 - Compensation or indemnification mechanisms for managers in the event of dismissal or retirement To date, there have been no contractual arrangements or insurance policies for the Company's managers in the event of dismissal or retirement. For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Company's Reference Form. The Extraordinary General Meeting held on April 28, 2016, approved the review of the Bylaws to include the quarantine, provided for in Law 12813/2013, was approved, which provides for conflicts of interest in the exercise of office or employment in Federal Executive Bodies and further impediments after the end of the public office term or employment. At the same time, at the Annual General Meeting, the payment of the quarantine was dependent on the approval, on a case by case basis, of the Public Ethics Committee of the Presidency of the Republic - CEP/PR, pursuant to the laws in force. The paid quarantine shall be calculated by multiplying, for a period of six months, the monthly fee of the Board Members. 127

PETROBRAS

13.13 - Percentage in the total compensation held by managers and members of the Fiscal Board who are parties related to the controllers

	Executive Board	Board of Directors	Fiscal Board
2015	0.00%	0.00%	0.00%
2016	0.00%	0.00%	0.00%
2017	0.00%	0.00%	0.00%

13.14 - Compensation of managers and members of the Fiscal Board, grouped by body, received for any reason other than their role in office

No compensation has been paid in the last three fiscal years for members of the Board of Directors, Executive Board or Fiscal Board for any reason other than their role in office.

13.15 - Compensation of members of the Board of Directors and Fiscal Board recognized in income of direct or indirect controllers, companies under common control, and companies controlled by the issuer

With regards to the last three (3) fiscal years, there are no amounts recognized in income of direct or indirect controllers of the Company, companies under common control, and subsidiaries, such as compensation of members of the Board of Directors, Executive Board or Fiscal Board, even when not related to the role in office in the Company.

13.16 - Other relevant information

The information referring to the years 2015 to 2017 is related to the period of the fiscal year, that is, from January to December, and therefore does not correlate with the amount approved by the Annual General Meeting ("AGO"), which accounts for the period from April to March of the following year.

In the information for the year 2018, from January to December, the number indicators and amounts taken into account in the calculations, as of February, are projected.

The Annual General Meeting of Petrobras, held on April 27, 2017, decided on the global compensation of managers (Executive Board and Board of Directors) for the period from April 2017 to March 2018.

The Annual General Meeting ("AGO"), scheduled to take place on April 26, 2018, will resolve on the overall compensation of managers (Executive Board and Board of Directors) for the period from April 2018 to March 2019.

128

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer